Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

02060985

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

December 3, 2002

FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:cag

Enclosure

dw 1/10

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

November 30, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________
Name: Nobuyoshi Ando
Title: Director of Accounting Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Extraordinary Report, dated October 30, 2002, with respect to the change of the major shareholder of the Company (Brief description of which is set forth in Exhibit B)

2. Brief announcement of interim consolidated financial statements, dated November 11, 2002, for the six months ended September 30, 2002 (English translation as Attachment 1)

3. Supplementary material for consolidated interim financial results for the six months ended September 30, 2002 (English translation as Attachment 2)

4. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "A Revision of Financial Outlook for Fiscal Year 2003," dated October 21, 2002 (English translation as Attachment 3)

   b. Document titled "Notice of Change in Principal Shareholder," dated October 30, 2002 (English translation as Attachment 4)

5. Press release titled "Late Phase II Clinical Trial Results of MRA for Rheumatoid Arthritis Announced at 66th Annual Scientific Meeting of the American College of Rheumatology," dated October 29, 2002 (English translation as Attachment 5)

6. Notice of resolution of the board of directors regarding interim dividend for the 92nd business term, dated November 12, 2002 (English translation as Attachment 6)

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

Extraordinary Report, dated October 30, 2002, with respect to the change of the major shareholder of the company

The Company filed the above-referenced Extraordinary Report because, based on the shareholders' registry of the Company as of September 30, 2002, it turned out that The Chase Manhattan Bank N.A., London ceased to be a "major shareholder" of the Company within the meaning of Article 163(1) of the Securities and Exchange Law of Japan, owning 241,617 voting rights of the Company, which equals 7.42% of the total voting rights of the Company. A "major shareholder" is defined as a shareholder who directly or through the name of another person (including a nominee) beneficially has 10% or more of the total voting rights of all the shareholders of the Company.

File Number: 82-34668

Attachment 1

[TRANSLATION]

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the first half of fiscal year 2003 ended September 30, 2002)

Name of Company: **Chugai Pharmaceutical Co., Ltd.** November 11, 2002
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english/index.html
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Nobuyoshi Ando, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: November 11, 2002
Application of US Accounting Standards: No

1. Consolidated Operating Results for the First Half of FY 2003 Ended September 30, 2002

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half ended Sept. 30, 2002	¥99,743 million	(7.8)%	¥12,133 million	(26.1)%	¥12,503 million	(33.7)%
First half ended Sept. 30, 2001	¥108,221 million	6.2%	¥16,425 million	(3.0)%	¥18,846 million	10.2%
FY 2002 ended Mar. 31, 2002	¥211,705 million		¥26,708 million		¥29,554 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half ended Sept. 30, 2002	¥(26,152) million	-	¥(97.17)	-
First half ended Sept. 30, 2001	¥9,141 million	(11.4)%	¥36.28	¥30.57
FY 2002 ended Mar. 31, 2002	¥14,598 million		¥57.93	¥49.09

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: None for the first half ended September 30,2002, ¥477 million for first half ended September 30, 2001, and ¥956 million for the year ended March 31, 2002, respectively.
2. Average number of outstanding shares: 269,150,601 shares for the first half ended September 30, 2002, 251,996,918 shares for the first half ended September 30, 2001 and 252,004,553 shares for the year ended March 31, 2002, respectively.
3. Change in method of accounting: Applicable
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of September 30, 2002	¥347,976 million	¥216,956 million	62.4%	¥665.68
As of September 30, 2001	¥348,609 million	¥196,256 million	56.3%	¥778.80
As of March 31, 2002	¥349,225 million	¥200,779 million	57.5%	¥796.67

Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 325,915,245 shares as of September 30, 2002, 251,998,049 shares as of September 30, 2001, and 252,024,072 shares as of March 31, 2002, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half ended Sept. 30, 2002	¥20,095 million	¥10,652 million	¥12,053 million	¥83,779 million
First half ended Sept. 30, 2001	¥15,783 million	¥(7,983) million	¥(2,807) million	¥62,487 million
FY 2002 ended Mar. 31, 2002	¥29,674 million	¥(29,290) million	¥(4,952) million	¥53,426 million

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 20
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: None

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: 1
Number of company excluded from consolidation: 3
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method of accounting: 1

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Recurring Profit	Net Income
FY 2003 ending Mar. 31, 2003	¥235,000 million	¥25,500 million	¥(20,000) million

Note: Projected net income per share for the year ending March 31, 2003 is ¥(61.37).

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

Outline of Chugai Group

(As of September 30, 2002)

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

* Chugai Research Institute for Medical Science Inc. (Research and development and maintenance of research facilities)
# Chugai Lilly Clinical Research Co., Ltd. (Clinical development)
* Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Takaoka Chugai Pharmaceutical Co., Ltd. (Contract production of health tonics)
* Koei Pharma Co., Ltd. (Pharmacy)

< Overseas >

* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Research and development in the US)
* Chugai Pharma Europe Ltd. (Holding company / Business administration, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales of pharmaceuticals in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
# C&C Research Laboratories (Research in Korea)

OTHER SEGMENT

* Eiko Kasei Co., Ltd. (Production and sales of insecticides)
* Chugai Transportation Co., Ltd. (Transportation)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. - the successor to Chugai Shoji Co., Ltd. - (Building Maintenance service)

*	Consolidated subsidiaries
#	Affiliated companies not accounted for by the equity method

Note: None of subsidiaries' and affiliates' stock is listed.

Management Principles

1. Basic Management Principles

As part of its strategic alliance with F. Hoffmann La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical merged with Nippon Roche on October 1, 2002.

In keeping with this development, the Company has set forth a new mission statement, stating "to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world," as its mission, and "as a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally," for its envisioned future.

In addition, we are endeavoring to further boost actions that make patients and customers our primary focus as well as committing to the highest ethical and moral standards befitting a company involved in the healthcare industry.

Under these Basic Management Principles, Chugai's main endeavor is to raise the Chugai Group's corporate value and, with the conviction that these are the best measures for meeting the expectations of all of our stakeholders, such as customers and shareholders, we are redoubling efforts to realize them.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. Chugai is using its internal reserves to fund domestic and overseas R&D activities and capital investment on manufacturing facilities for new products.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a highly unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of antibody drugs. At the same time, Roche, who is our strategic partner, possesses capabilities in the R&D and manufacture of biopharmaceuticals that rate among the best in the world.

Chugai plans to maximize the benefits from its alliance with Roche, creating a win-win relationship that will concentrate resources in five fields comprising oncology, renal disease, bone/joint diseases, cardiovascular diseases, as well as transplantation/infection/immunity to enable the development of innovative new drugs.

In the nonprescription products business, which mainly involves over-the-counter (OTC) drugs, we have devised an internal company system to promote independence, thus further raising productivity.

4. Future Tasks

(1) R&D

As a result of the merger with Nippon Roche, Chugai has added Kamakura Research Laboratories, which has an excellent track record in the areas of cancer and medicinal chemistry previously operating within Roche's global research framework, to its R&D foundations to create one of Japan's leading drug-discovery bases among pharmaceuticals manufacturers, thereby engendering an environment conducive to the birth of groundbreaking new drugs from Japan.

In addition, the merger has produced a development pipeline that currently boasts 22 compounds, composing a strong lineup occupying a leading position in the domestic market, as well as the largest development staff in Japan.

Looking ahead, we plan to employ this solid base to advance the discovery and development of innovative new drugs, particularly antibody drugs, with the aim of contributing to medical treatment around the world.

(2) Marketing

On October 1, 2002, Chugai adopted a hybrid sales and marketing system for domestic pharmaceutical products. The system combines the benefits of marketing that is based on geographical area with that which is based on the therapeutic field to realize higher productivity and facilitate the exchange of information.

Capitalizing on both this marketing system and our 1,400 medical representatives (MRs), we will endeavor to maximize the value of both existing and new products.

(3) Corporate Governance
With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. The Company plans to step up further efforts to accelerate decision making and clarify accountability.

Regarding ethical issues, in May 1998, we established the Chugai Business Conduct Guidelines, standards for corporate behavior that aim to fully realize actions based on high ethics and morals. To bolster these efforts, in October 2002, we established the Corporate Ethics Department.

In facing the challenge of protecting the environment, in addition to earning ISO 14001 certification for four of our plants, we are involved in many activities, including the publication of an environmental report and are continuing our efforts to strengthen our environmental management system.

(4) Personnel
On October 1, 2002, Chugai implemented a new employee compensation system based on the fulfillment of individual roles. In the industrial sector, there has been a proliferation of performance-based compensation systems; however, for R&D-driven pharmaceuticals manufacturers, medium- to-long-term successes resulting from personnel development are more highly valued than short-term results. At Chugai, we are striving to create a system that emphasizes processes that lead to results rather than the results alone and are endeavoring to improve both employee development and corporate performance.

5. Basic Principles Regarding Relationship with Roche and Roche Pharmholding
Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals, including OTCs, in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding Korea).

The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its R&D, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to heathcare and raising profits.

6. Reason and Principles for Reducing the Number of Shares in a Lot
On August 1, 2002, the Company reduced the number of shares in a lot from 1,000 to 100, with the goals of revitalizing circulation and expanding its investor base.

Financial Review and Financial Position

I. Business Overview

1. Overview of First Half of Fiscal 2003

(1) Sales Results

During the interim period under review, the pharmaceutical industry was characterized by the effect of policies designed to reduce medical expenses, including a 6.3% average drop in drug prices due to revised prices, resulting in ongoing difficulty in the operating environment.

Against this backdrop, Chugai strove to expedite its product development and broaden the scope of its strategic partnerships. While endeavoring to foster post-market research and development of its products in domestic and overseas markets, the Company implemented marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as the confidence of customers.

Consequently, the Company's net sales fell 7.8%, or ¥8,478 million, to ¥99,743 million. Income of ¥232 million of patent royalty, which were heretofore charged to net sales, was recorded as non-operating income.

With respect to domestic and export sales of prescription pharmaceuticals in the pharmaceutical segment, sales of the mainstay offering *Epogin*® (epoetin beta), a recombinant human erythropoietin, increased at a rate exceeding that of market growth, reflecting the May 2001 launch of a pre-filled syringe product. Also steadily penetrating their markets and contributing to overall net sales were two promising products—*Suvenyl*® (sodium hyaluronate), an agent for relieving pain associated with chronic rheumatoid arthritis, and *Oxarol*® (maxacalcitol), an agent for treating secondary hyperparathyroidism. These increases offset decreases in sales of other drugs, such as *Alfarol*® (alfacalcidol), a treatment that improves calcium and bone metabolism. As a result, net sales increased 6.0%, to ¥87,034 million.

Regarding nonprescription products, the continued slackness of personal consumption had a negative effect on sales of the *New Guromont*® line and other nutritional supplement drinks, which declined considerably. Consequently, sales of nonprescription products declined 17.9%, to ¥7,179 million.

As a result, total sales of pharmaceuticals segment decreased 6.6%, to ¥94,314 million.

With respect to the other segment, deterioration in the market environment led to sluggish sales of the home-use insecticide *Varsan*®. This, combined with the transfer of the Company's marketing rights for medical devices and its subsequent withdrawal from the medical devices business in March 2002, resulted in a 24.9% drop in net sales, to ¥5,429 million.

Overseas sales, including exports, came to ¥7,371 million, down 44.8% from the previous interim period. Overseas sales accounted for 7.4% of the Company's net sales.

Looking at diagnostic products, on September 16, 2002, the Company spun off U.S.-based subsidiary Gen-Probe Incorporated through a reduction in capital and the capital reserve, allotting shares of Gen-Probe common stock to each shareholder registered on Chugai's shareholders' register as of the close of July 31, 2002, for every share of Chugai common stock held. Also, the Company transferred all the shares of its wholly-owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Inc. Consequently, the Group withdrew from the diagnostics business.

(2) Financial Results

Due to various factors, including sluggish sales of nonprescription products as well as a decrease in revenues resulting from the Company's withdrawal from its business in medical devices and diagnostics and aggressive investment in R&D, operating income fell 26.1%, to ¥12,133 million, while recurring profit totaled ¥12,503 million, a decrease of 33.7% from the previous interim period.

Furthermore, expenses related to the integration of operations with Nippon Roche totaled ¥16,586 million (including an unrecognized obligation related to retirement benefit expenses of ¥13,444 million), the lump-sum amortization of long-term prepaid expenses amounted to ¥3,882 million, and impairment of marketable securities based on accounting standard for financial instruments resulted in ¥359 million, which were all recorded as extraordinary loss. Together with the taxes on deemed gains stemming from the spin-off of Gen-Probe, even though the sale of the stock of other subsidiaries and other gains amounted to ¥2,410 million as an extraordinary gain, net loss fell to 26,152 million.

Principal consolidated and non-consolidated performance figures and the ratios between those figures are as follows:

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	95.8	99.7	1.04
Operating Income	11.0	12.1	1.10
Recurring Profit	11.7	12.5	1.06
Net Loss	26.4	26.1	0.99

Plans call for interim cash dividends to be ¥8 per share.

(3) R&D Activities

The Chugai Group carries out aggressive R&D activities, principally on prescription pharmaceuticals, both in Japan and overseas.

In the interim period under review, the Group placed strategic emphasis on the domains of cancer, bone metabolic disorders, renal disorder, and cardiovascular diseases to develop products with global applications. Domestically, drug discovery research and development of prescription pharmaceuticals is carried out primarily at the Fuji Gotemba Research Laboratories, in cooperation with Tsukuba Research Laboratories, which specialized on research in antibody drugs, and other laboratories. Chugai also has overseas R&D subsidiaries, Chugai Pharma U.S.A., LLC, which carries out drug discovery and clinical development in the United States, and Chugai Pharma Europe Ltd., which engages in drug development in Europe.

With regard to R&D activities associated with Chugai's pharmaceutical segment during the interim period under review, in June 2002, the Company filed for approval to import LY139481 HCl (raloxifene HCl), a selective estrogen receptor modulator for the treatment of osteoporosis in postmenopausal women. Furthermore, Phase II clinical trials of MRA, a humanized anti-IL-6 receptor monoclonal antibody (mAb) for treating rheumatoid arthritis, were completed, and preparations for Phase III clinical trials are under way. Recombinant human erythropoietin EPOCH entered Phase II clinical trials in April 2002 for the additional indication for the treatment of anemia with cancer treatment, and BO653, an antioxidant that is expected to be used for such indications as preventing restenosis in post-PTCA and coronary heart disease, entered Phase I clinical trials in July 2002. At present, the Company has new drug applications (NDAs) waiting for approval for six different compounds, including CGS20267 (letrozole), an aromatase inhibitor for the treatment of breast cancer in postmenopausal women.

Regarding R&D activities overseas, working through U.S.-based Chugai Pharma U.S.A., in October 2002, the Company commenced Phase II trials of CAL, a humanized monoclonal antibody (mAb) to parathyroid hormone-related protein (PTHrP) that is expected to be used for such indications as hypercalcemia of malignancy. A final report on the results of animal testing of GM 611, a motilin agonist for treating gastroparesis and other conditions for which testing had been suspended temporarily, was submitted to the U.S. Food and Drug Administration, and Phase II clinical trials were restarted in August 2002 after approval for testing was granted.

Regarding Europe, Chugai subsidiary Chugai Pharma Europe (CPE) is conducting Phase II clinical trials of MRA, a humanized anti-human IL-6 receptor mAb for treating rheumatoid arthritis, in 14 countries. In the United Kingdom, CPE is engaged in Phase I clinical trials of AHM, a humanized mAb that targets the HM1.24 antigen and is expected to be used for such indications as multiple myeloma.

In the interim period under review, R&D expenses amounted to ¥21,753 million.

2. Forecast for the Year Ending March 31, 2003

Looking at net sales, due to measures implemented in April 2002 to reduce medical expenses, including price revisions, the market environment was characterized by ongoing harshness. In the second half of fiscal 2003, ending March 2003, the October 1, 2002 business integration with Roche will contribute to solid growth spurred by the addition of sales of Roche products as well as steady growth in sales of *Epogin®* and *Sigmart®*, as well as other products, owing to our new marketing system.

However, due to the general slump in the nonprescription products market and changes to accounting methods for royalties leading to lower sales in the first half of the fiscal year, non-consolidated net sales are forecast to be ¥227,500 million, up 20.8% from last year.

With regard to consolidated net sales, in line with the merger, an European subsidiary formerly accounted for by under the equity method will be included in the scope of consolidation, and that being one factor, the original forecast of ¥233,500 million has been revised to ¥235,000 million, an increase of 11.0%, year on year.

Regarding profit, in addition to forecast losses on import products (Roche products) in the latter half of the fiscal year due to the depreciation of the yen against the Swiss franc, research expenses and an extraordinary loss posted in the first half of fiscal 2003 are expected to result in a 6.4% fall in consolidated operating income, to ¥25 billion; a 13.7% drop, to ¥25,500 million, in consolidated recurring profit; and a net loss of ¥20 billion.

(Billions of yen)

	Non-consolidated				Consolidated			
		Growth				Growth		
Net Sales	227.5	Up	39.1	20.8%	235.0	Up	23.3	11.0%
Operating Income	23.0	Down	2.3	(9.1)%	25.0	Down	1.7	(6.4)%
Recurring Profit	24.0	Down	4.1	(14.6)%	25.5	Down	4.0	(13.7)%
Net Loss	20.5	Down	40.2	-	20.0	Down	34.5	-

Note: Forecast performance is predicted by the Company based on the information available at the time of the forecast. Actual performance may differ from forecasts due to latent risks and unforeseeable circumstances.

II. Financial Position

Total assets at the end of the interim period under review totaled ¥347,976 million, a decrease of ¥1,248 million from the previous year-end, while total liabilities amounted to ¥129,190 million, down ¥18,253 million. Net working capital (current assets less current liabilities) came to ¥128,666 million, and the current ratio was at 249%, reflecting a sound financial position for the Company.

Shareholders' equity totaled ¥216,956 million, up ¥16,176 million from the previous period-end, and the equity ratio was 62.4%, compared with 57.5% at the previous period-end.

Net cash provided by operating activities jumped ¥4,312 million, to ¥20,095 million, primarily due to a ¥4,415 million decrease in income taxes paid.

Net cash provided by investing activities rose ¥18,635 million, to ¥10,652 million. This was mainly attributable to gains on the sale of marketable securities totaling ¥31,295 million.

Although income tax withheld due to deemed dividends accompanying the spin-off of Gen-Probe constituted a burden of ¥12,494 million, due to a cash inflow of ¥37,564 million stemming from the issuance of new shares to Roche Pharmholding, net cash provided by financing activities totaled ¥12,053 million, up ¥14,860 million from the previous period. As a result of the aforementioned Gen-Probe spin-off and the elimination of Chugai Diagnostics Science from the scope of consolidation, cash and cash equivalents declined ¥12,028 million.

Thus, cash and cash equivalents at the end of the interim period under review totaled ¥83,779 million, up ¥30,353 million.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Carfenil	Amoban, Laughing gas, Menamin Alpen
	Cardiovascular, Respiratory	Sigmart, Preran, Digosin, Resplen	Rythmodan, Acetanol
	Gastrointestinal	Ulcerlmin, Alumigel, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Propazyl, Rojelly Gold Oral Liquid	Mercazole, Pydoxal
	Hematologic Agents	Epogin, Neutrogin	—
	Metabolic	Monilac, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid, Guronsan Compact	Suvenyl, Glyceol, New Guromont Gold, Guronsan Plus
	Anticancer, Chemotherapeutic	Picibanil, Glucaron	—
	Antibiotic	Keiten, Cefotax	—
	Other	Topicain	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	—

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003 (Apr. 1, 2002 - Sept. 30, 2002)	Change (Compared to the First Half of FY 2002)	FY 2002 (Apr. 1, 2001 – Mar. 31, 2002)
Pharmaceutical	Central Nervous System	146	- 40.2 %	544
	Cardiovascular, Respiratory	11,425	+ 33.5	19,850
	Gastrointestinal	3,536	- 8.4	7,833
	Hormone, Vitamin, Tonic	12,817	- 20.7	29,973
	Hematologic Agents	52,052	+ 48.0	85,520
	Metabolic	6,468	- 14.1	13,498
	Anticancer, Chemotherapeutic	924	+ 39.8	1,441
	Antibiotic	909	- 16.8	2,474
	Diagnostic	84	- 98.8	13,431
	Other	896	+ 545.5	1,116
	(Subtotal)	(89,261)	(+ 11.3)	(175,686)
Other	Pest Control	1,121	- 45.3	5,223
	Other	-	- 100.0	377
	(Subtotal)	(1,121)	(- 61.3)	(5,601)
	Total	90,383	+ 8.7	181,288

Note: Amounts are computed based on expected sales price net of consumption tax.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003 (Apr. 1, 2002 - Sept. 30, 2002)	Change (Compared to the First Half of FY 2002)	FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)
Pharmaceutical	Central Nervous System	1,558	- 30.1 %	3,935
	Cardiovascular, Respiratory	3,120	- 33.7	8,439
	Gastrointestinal	54	- 4.2	103
	Metabolic	3,232	+ 14.1	5,156
	Diagnostic	-	- 100.0	240
	Other	685	- 2.2	1,101
	(Subtotal)	(8,651)	(- 18.9)	(18,977)
Other	Other	-	- 100.0	437
	(Subtotal)	(-)	(- 100.0)	(437)
	Total	8,651	- 21.2	19,414

Note: Amounts are reported based on purchase price net of consumption tax.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003 (Apr. 1, 2002 - Sept. 30, 2002)	Change (Compared to the First Half of FY 2002)	FY 2002 (Apr. 1, 2001- Mar. 31, 2002)
Pharmaceutical	Central Nervous System	2,988	+ 4.9 %	5,628
	Cardiovascular, Respiratory	15,527	- 0.9	31,204
	Gastrointestinal	3,422	- 1.3	6,962
	Hormone, Vitamin, Tonic	13,138	- 3.5	26,651
	Hematologic Agents	46,184	+ 13.4	82,532
	Metabolic	9,879	- 14.1	21,217
	Anticancer, Chemotherapeutic	589	+ 3.1	1,178
	Antibiotic	871	- 41.2	2,922
	Diagnostic	100	- 98.8	18,690
	Other	1,610	- 39.6	5,501
	(Subtotal)	(94,314)	(- 6.6)	(202,490)
Other	Pest Control	5,429	- 3.6	7,500
	Other	-	- 100.0	1,714
	(Subtotal)	(5,429)	(- 24.9)	(9,214)
	Total	99,743	- 7.8	211,705

Note: Amounts are reported net of consumption tax.

Interim Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
Assets			%			%			%
I Current assets:									
Cash and deposits		13,936			76,779			48,235	
Trade notes and accounts recei		70,405			68,024			66,013	
Marketable securities		58,689			33,674			29,990	
Inventories		27,410			24,549			26,271	
Deferred tax assets		6,340			8,712			6,662	
Other		5,165			3,770			5,837	
Reserve for doubtful accounts		(266)			(443)			(263)	
Total current assets		181,682	52.1		215,066	61.8		182,748	52.3
II Fixed assets:									
Tangible fixed assets:									
Buildings and structures	83,346			79,361			86,897		
Accumulated depreciation	42,155	41,191		42,715	36,645		43,934	42,963	
Machinery and vehicles	56,772			51,700			57,121		
Accumulated depreciation	43,498	13,273		39,437	12,262		43,712	13,408	
Furniture and fixtures	33,358			29,008			34,299		
Accumulated depreciation	26,603	6,755		22,963	6,045		27,207	7,092	
Land		12,735			11,598			12,799	
Construction in progress		3,853			7,082			5,180	
Total tangible fixed assets		77,809			73,634			81,444	
Intangible fixed assets:									
Excess of cost over net assets acquired of subsidiaries		6,332			-			6,357	
Other		4,719			3,050			6,783	
Total intangible fixed assets		11,052			3,050			13,140	
Investments and other assets:									
Investment securities		46,615			25,202			41,871	
Long-term loans		1,316			154			1,181	
Deferred tax assets		11,803			18,690			12,197	
Other		18,662			12,457			16,914	
Reserve for doubtful accounts		(331)			(279)			(274)	
Total investments and other assets		78,065			56,225			71,891	
Total fixed assets		166,927	47.9		132,910	38.2		166,476	47.7
Total assets		348,609	100.0		347,976	100.0		349,225	100.0

(Millions of Yen)

Accounts	As of September 30, 2001	%	As of September 30, 2002	%	As of March 31, 2002	%
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	11,607		8,584		10,158	
Short-term borrowings	4,005		2,988		4,001	
Convertible bonds due within one	9,906		-		39,822	
Other payables	9,581		10,457		10,705	
Accrued income taxes	7,709		28,753		3,634	
Deferred tax liabilities	2		4		4	
Accrued consumption tax	1,174		908		744	
Accrued expenses	13,389		15,916		11,783	
Reserve for bonuses to employees	6,519		6,000		6,738	
Reserve for sales returns	322		466		449	
Reserve for sales rebates	845		936		1,016	
Other	1,513		11,383		1,970	
Total current liabilities	66,578	19.1	86,400	24.8	91,029	26.1
II Fixed liabilities						
Convertible bonds	54,901		3,482		24,903	
Long-term debt	1,317		23		1,366	
Deferred tax liabilities	24		16		22	
Reserve for employees' retirement b	25,623		38,761		27,519	
Reserve for officers' retirement benefits	456		411		491	
Other	2,436		96		2,110	
Total fixed liabilities	84,759	24.3	42,790	12.3	56,414	16.1
Total liabilities	151,338	43.4	129,190	37.1	147,444	42.2
Minority interests						
Minority interests	1,015	0.3	1,830	0.5	1,001	0.3
Shareholders' equity						
I Common stock	23,993	6.9	-	-	24,034	6.9
II Additional paid-in capital	35,139	10.1	-	-	35,180	10.1
III Retained earnings	133,819	38.4	-	-	137,189	39.3
IV Net unrealized gain on securities	3,047	0.8	-	-	2,528	0.7
V Translation adjustments	260	0.1	-	-	1,915	0.5
VI Treasury stock, at cost	(4)	(0.0)	-	-	(69)	(0.0)
Total shareholders' equity	196,256	56.3	-	-	200,779	57.5
I Common stock	-	-	49,408	14.2	-	-
II Capital surplus	-	-	60,512	17.4	-	-
III Retained earnings	-	-	105,088	30.2	-	-
IV Net unrealized gain on securities	-	-	2,444	0.7	-	-
V Translation adjustments	-	-	(475)	(0.1)	-	-
VI Treasury stock, at cost	-	-	(23)	(0.0)	-	-
Total shareholders' equity	-	-	216,956	62.4	-	-
Total liabilities, minority interests and shareholders' equity	348,609	100.0	347,976	100.0	349,225	100.0

Interim Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2002 (Apr. 1, 2001 – Sep. 30, 2001)			First Half of FY 2003 (Apr. 1, 2002 – Sep. 30, 2002)			FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)		
			%			%			%
I Net sales		108,221	100.0		99,743	100.0		211,705	100.0
II Cost of sales:		32,488	30.0		29,785	29.9		64,824	30.6
Gross profit		75,733	70.0		69,957	70.1		146,880	69.4
Reserve for sales returns		10	0.0		22	0.0		137	0.1
Net gross profit		75,722	70.0		69,935	70.1		146,742	69.3
III Selling, general and administrative expenses:		59,296	54.8		57,802	57.9		120,034	56.7
Operating income		16,425	15.2		12,133	12.2		26,708	12.6
IV Non-operating income:									
Interest income	267			112			498		
Dividend income	140			139			180		
Equity in earnings of affiliated companies	477			-			956		
Life insurance dividends received	28			42			526		
Gain on sales of distribution right, etc.	2,215			-			3,266		
Patent royalties	-			232			-		
Other	795	3,924	3.6	674	1,201	1.2	1,377	6,806	3.2
V Non-operating expenses:									
Interest expense	494			138			959		
Loss on disposal of fixed assets	300			176			879		
Reserve for doubtful accounts	61			19			-		
Loss on inventories	-			-			1,496		
Other	646	1,503	1.4	496	830	0.9	625	3,960	1.8
Recurring profit		18,846	17.4		12,503	12.5		29,554	14.0
VI Extraordinary gain:									
Gain on sales of investment securities	-			1,218			-		
Gain on sales of investment in subsidiary	-	-	-	1,192	2,410	2.4	-	-	-
VII Extraordinary loss:									
Integration costs	-			16,586			-		
Amortization of long-term prepaid expenses	-			3,882			-		
Valuation loss of investment securities	2,403	2,403	2.2	359	20,827	20.8	3,261	3,261	1.6
Income before income taxes and minority interests		16,442	15.2		(5,912)	(5.9)		26,293	12.4
Income taxes:									
Current	8,295			29,554			12,998		
Deferred	(1,023)	7,272	6.7	(9,451)	20,103	20.2	(1,325)	11,673	5.5
Minority interests		28	0.1		136	0.1		21	0.0
Net income or Net loss		9,141	8.4		(26,152)	(26.2)		14,598	6.9

Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Half of FY 2002 (Apr. 1, 2001 – Sep. 30, 2001)		First Half of FY 2003 (Apr. 1, 2002 – Sep. 30, 2002)		FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)	
I Retained earnings at beginning of year		127,134		-		127,134
II Decrease in retained earnings:						
Decrease in retained earnings due to decrease in shareholding in consolidated subsidiary	-		-		70	
Dividends paid	2,393		-		4,409	
Bonuses to directors and corporate auditors	63	2,456	-	-	63	4,543
(Bonuses to corporate auditors)	(2)		(-)		(2)	
III Net income		9,141		-		14,598
IV Retained earnings at end of year		133,819		-		137,189
(Capital surplus)						
I Capital surplus at beginning of year						
Additional paid-in capital at beginning of y	-	-	35,180	35,180	-	-
II Increase in Capital surplus						
Issue of shares due to increase capital			18,782			
Conversion of bonds	-	-	25,609	44,391	-	-
III Decrease in Capital surplus						
Capital reduction	-	-	19,059	19,059	-	-
IV Capital surplus at end of year		-		60,512		-
(Retained earnings)						
I Retained earnings at beginning of year						
Retained earnings at beginning of year	-	-	137,189	137,189	-	-
II Decrease in retained earnings						
Net loss	-		26,152		-	
Dividends paid	-		2,016		-	
Bonuses to directors and corporate auditors	-		63		-	
Common stock	-		279		-	
Decrease in retained earnings due to decrease in shareholding in consolidated subsidiary	-	-	3,589	32,101	-	-
III Retained earnings at end of year		-		105,088		-

Interim Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY 2002 (Apr. 1, 2001 - Sep. 30, 2001)	First Half of FY 2003 (Apr. 1, 2002 - Sep. 30, 2002)	FY 2002 (Apr. 1, 2001 - Mar. 31, 2002)
I Cash flows from operating activities			
Income before income taxes and minority interests	16,442	(5,912)	26,293
Depreciation and amortization	6,168	8,510	12,938
Increase in reserve for employees' retirement benefits	1,978	11,242	3,882
Interest and dividend income	(408)	(252)	(678)
Interest expense	494	138	959
Equity in earnings of affiliated companies	(477)	-	(956)
Loss on disposal of fixed assets	300	176	879
Loss on sales and revaluation of investment securities	2,423	(2,049)	3,271
Decrease in notes and accounts receivable	(1,759)	(4,093)	2,783
Increase in inventories	(1,336)	83	(102)
Increase (decrease) in notes and accounts payable	834	(210)	(642)
(Decrease) increase in accrued consumption tax	(438)	168	(867)
Other	2,963	16,677	2,361
Subtotal	27,186	24,477	50,122
Interest and dividends received	443	294	716
Interest paid	(453)	(261)	(959)
Income taxes paid	(11,393)	(4,415)	(20,205)
Net cash provided by operating activities	15,783	20,095	29,674
II Cash flows from investing activities			
Payments for purchases of marketable securities	(6,601)	(23,134)	(34,770)
Proceeds from sales of marketable securities	1,525	31,295	15,094
Payments for purchases of investment securities	(6,754)	(1,088)	(9,432)
Proceeds from sales of investment securities	8,557	7,673	13,730
Payments for purchases of fixed assets	(5,049)	(6,537)	(14,527)
Proceeds from sales of fixed assets	84	43	208
Net decrease in short-term loans	75	(349)	75
Net decrease in long-term loans	180	1,548	331
Additional acquisition of shares of consolidated subsidiaries	(1)	-	(1)
Proceeds from sales of investment in a subsidiary	-	1,203	-
Net cash (used in) provided by investing activities	(7,983)	10,652	(29,290)
III Cash flows from financing activities			
Net decrease in short-term bank loans	(120)	(750)	(120)
Net decrease in long-term debt	(291)	(24)	(347)
Redemption of bonds	-	(9,982)	-
Payment related to capital reduction	-	(12,494)	-
Proceeds from issuance of stock	-	37,564	-
Redemption of treasury stock	(0)	(233)	(65)
Cash dividends paid to shareholders of parent company	(2,393)	(2,016)	(4,409)
Cash dividends paid to minority shareholders	(2)	(10)	(8)
Net cash used in financing activities	(2,807)	12,053	(4,952)
IV Effect of exchange rate changes on cash and cash equivalents	333	(419)	939
V Net increase (decrease) in cash and cash equivalents	5,325	42,382	(3,628)
VI Cash and cash equivalents at beginning of year	57,161	53,426	57,161
VII Decrease in cash and cash equivalents due to decrease in shareholding in consolidated subsidiary	-	(12,028)	(106)
VII Cash and cash equivalents at end of year	62,487	83,779	53,426

Basis of Preparing Interim Consolidated Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 20 companies

Major subsidiaries <Domestic>
Eiko Kasei Co., Ltd.
<Overseas>
Chugai Pharma Marketing Ltd.

Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") included Chugai Aventis S.N.C. into its scope of consolidation. Gen-Probe Holding Company Incorporated was merged into Gen-Probe Incorporated, Gen-Probe Incorporated was excluded from the scope of consolidation due to the reduction of share holding through reduction of capital and distribution of Gen-Probe shares to Chugai shareholders. Chugai Diagnostics Science Co. Ltd. was exluded from the scope of consolidation due to sale of share.

(2) Non-consolidated subsidiaries

None

2. Application of Equity Method

(1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None

(2) Companies to which the equity method has not been applied

Affiliates: Chugai Lilly Clinical Research Co., Ltd. and C&C Research Laboratories.

Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.

3. Treatment for the Difference in Fiscal Period

Nine foreign subsidiaries have been consolidated on the basis of their fiscal period ended June 30, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

4. Significant Accounting Policies

(1) Basis and method for valuation of significant assets

a. Financial assets

Held-to-maturity debt securities: held-to-maturity debt securities are stated by the amortized cost method

Other securities:

- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Inventories

- Inventories other than work in process are stated at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

(2) Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

(3) **Accounting for important reserves**

a. **Reserve for doubtful accounts**

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. **Reserve for bonuses to employees**

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. **Reserve for sales returns**

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. **Reserve for sales rebates**

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. **Reserve for employees' retirement benefits**

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

Additional information

The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for caluclating retirement benefit obligations.

The Company is going to merge with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, employees are going to increase drastically and term of retirement benefit plan is going to change. Due to these situations, the Company's former retirement benefit plan will be substantially terminated on September 30, 2002 and new retirement benefit plan will be substantially created on October 1, 2002.

Accroding with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effect of this change was to increase expense by ¥13,344 million mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative) and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.

f. **Reserve for officers' retirement benefits**

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

(4) **Foreign currency translation**

The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.

(5) **Accounting for lease transactions**

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

The foreign subsidiaries' accounting treatment of fixed assets including lease transactions is accounted for in accordance with their countries' accounting standards.

(6) Other

Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

5. *Basis of Evaluation of Consolidated Subsidiaries*

Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is remeasured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.

6. *Excess of Costs Over Net Assets of Acquired Subsidiaries*

The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.

7. *Appropriations of Retained Earnings*

The accompanying consolidated statements of retained earnings have been prepared based on the appropriations approved by shareholders through the end of the fiscal period.

8. *Scope of Cash Equivalents in Consolidated Statements of Cash Flows*

Cash equivalents are consisted of mainly cash in banks, money market funds and highly liquid investments with maturities of three months or less when purchased.

Change in Accounting Method

The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger.

As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the first half ended September 30, 2002 was to increase non-operating income and to decrease net sales and operating income by ¥232 million. However there is no effect on recurring profit and income before income taxes and minority interests.

Additional Information

Effective the year beginning at April 1, 2002, the Compnay adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on Feburury 21, 2002. There is no effect on profit or losses due to this change.

As a result of the revision of "Regulations for Interim Consolidated Finanacial Statements", the Company presented the shareholders' equity of iterim consolidated balance sheet and the interim statement of shareholders' equity in accordance with the revised Regulations for Interim Consolidated Finanacial Statements.

Notes

1. Notes to the Consolidated Balance Sheets

(1) Contingent liabilities:

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Guarantees of loans of employees	¥7 million	**¥1,010 million**	¥61 million

(2) Notes receivable discounted:

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Discounted notes receivable for exports	¥99 million	-	¥51 million
Discounted U.S. dollar-denominated notes receivable for exports	¥91 million ($767 thousand)	-	¥30 million ($229 thousand)

(3) Convertible bond:

As of June 30, 2001 and
As of June 30,2002:
There are no convertible bonds due within one year.

As of March 31, 2002:
The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

2. Notes to the Consolidated Income of Statements

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Significant components of SG&A expenses:			
Depreciation	¥571 million	**¥613 million**	¥1,280 million
Reserve for doubtful accounts	8	**278**	7
Reserve for bonuses to employees	3,931	**3,573**	4,054
Reserve for employees' retirement benefits	2,184	**2,693**	4,171
Reserve for officers' retirement benefits	34	**27**	70
Payroll expenses	8,931	**7,535**	20,890
Selling expenses	5,646	**5,995**	10,782
R&D expenses	22,189	**21,753**	47,844

Details of integration costs:	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Amortization of unrecognized retirement benefit obligations	-	**¥13,444 million**	-
Expenses related to IT etc.:	-	**¥3,141**	-

Amortization of long-term pre-paid expenses:

First half ended September 30, 2001: None

First half ended September 30, 2002: The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.

Year ended March 31, 2002: None

Income taxes

First half ended September 30, 2001: None

First half ended September 30, 2002: ¥22,384 million of income taxes, which was related to income tax liability on gain on the sales of share in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe., was included.

Year ended March 31, 2002: None

3. Notes to the Consolidated Statements of Cash Flows

Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Cash and deposits	¥13,936 million	**¥76,779 million**	¥48,235 million
MMF and short-term investment trust maturing within 3 months	48,550	**7,000**	5,190
Cash and Cash Equivalents	¥62,487 million	**¥83,779 million**	¥53,426 million

4. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of September 30, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥52 million	¥32 million	¥20 million
Furniture and fixtures	1,955	1,229	725
Total	¥2,008 million	¥1,261 million	¥746 million

	As of September 30, 2002		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Vehicle	**¥25 million**	**¥11 million**	**¥13 million**
Furniture and fixtures	**1,949**	**1,091**	**857**
Total	**¥1,974 million**	**¥1,103 million**	**¥870 million**

	As of March 31, 2002		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥32 million	¥16 million	¥15 million
Furniture and fixtures	2,617	1,835	782
Total	¥2,649 million	¥1,851 million	¥798 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Due within one year	¥343 million	**¥374 million**	¥356 million
Due over one year	403	**495**	441
Total	¥746 million	**¥870 million**	¥798 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Lease payments	¥234 million	**¥203 million**	¥525 million
Depreciation	¥234 million	**¥203 million**	¥525 million

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

5. Fair Value of Marketable Securities and Investment Securities

As of September 30, 2001:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	¥11,381 million	¥16,641 million	¥5,260 million
Bonds	33,409	33,348	(60)
Other	5,002	5,007	5
Total	¥49,794 million	¥54,998 million	¥5,204 million

(3) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**

The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Available-for-sale securities:**

Money market funds and other securities: ¥48,550 million

Unlisted stocks, except stocks traded on the OTC market: ¥1,596 million

As of September 30, 2002:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

	Acquisition cost	**Carrying value**	**Net unrealized gain (loss)**
Stocks	**¥10,254 million**	**¥14,557 million**	**¥4,302 million**
Bonds	**34,329**	**34,202**	**(126)**
Total	**¥44,584 million**	**¥48,760 million**	**¥4,176 million**

(3) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**

Trust beneficiary right in bank loan ¥1,988 million

b. **Available-for-sale securities:**

Money market funds and other securities: ¥7,000 million

Unlisted stocks, except stocks traded on the OTC market: ¥967 million

As of March 31, 2002:

(1) Trading securities
The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value
The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Marketable securities classified as other securities at market value

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Securities whose carrying value exceeds their acquisition costs:			
Stocks	¥4,832 million	¥9,993 million	¥5,161 million
Bonds	4,392	4,397	4
Other	6,998	6,999	0
Subtotal	¥16,223 million	¥21,390 million	¥5,166 million
Securities whose carrying value does not exceed their acquisition costs:			
Stocks	¥ 5,682 million	¥ 5,228 million	¥(454) million
Bonds	395	395	-
Other	33,405	33,005	(400)
Subtotal	¥39,484 million	¥38,629 million	¥(854) million
Total	¥55,708 million	¥60,019 million	¥4,311 million

(4) Other securities sold during the fiscal year
There was no significant profit and loss on the sale of other securities during the fiscal year.

(5) Balance sheet amounts of securities that are not presented at market value

a. **Held-to-maturity securities:**
The Company and its consolidated subsidiaries had no held-to-maturity securities.

b. **Available-for-sale securities:**

Money market funds and other securities:	¥ 5,190 million
Unlisted stocks, except stocks traded on the OTC market:	¥1,473 million
Others:	¥4,989 million

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

Other securities with maturity dates:	Within one year	Between one and five years
Central and regional government bonds, etc.	¥ 1,712 million	-
Corporate bonds	20,971	¥15,504 million
Other	11,990	-
Total	¥34,673 million	¥15,504 million

6. Derivative Transactions

As of September 30, 2001:

There were no unrealized gains or losses on derivative transactions.

As a result of the adoption of a accounting standard for foreign currency transactions ("Opinion Concerning the Establishment of Accounting Standards for Foreign Currency Transactions, etc." issued by the Business Accounting Deliberation Council (the "BADC") on October 22, 1999), derivatives transactions that represent foreign currency denominated monetary assets and liabilities, etc., were removed from the scope of disclosure.

As of September 30, 2002:

There were no unrealized gains or losses on derivative transactions.

As of March 31, 2002:

(1) Items related to the status derivative transactions

a. Description of transactions, policy and purpose of usage financial derivatives

The Company utilizes such financial instruments partially for accounts such as receivable, accounts payable and accrued expenses in foreign currencies. However, the Company utilizes such derivative financial instruments for the purpose of hedging its exposure to adverse fluctuations in foreign currency exchange rates, but does not enter into transactions for speculative or trading purposes.

b. Description of risks associated with derivative transactions

The Company is exposed to credit risk in the event of nonperformance by its counterparties to derivative financial instruments, but it is believed that any such loss would not be material because the Company enters into transactions only with financial institutions with high credit ratings.

c. Risk management of the financial derivatives

Observing the company's internal rule and procedure, the Company administers risks of derivative transactions.

d. Supplementary note for "Description of market value of the financial derivatives"

The Company and consolidated subsidiaries do not utilize financial derivatives other than such foreign exchange forward agreement.

(2) Description of market value of the financial derivatives

Contract amounts, market value and unrealized gain or loss on derivative transactions

There were no unrealized gains or losses on derivative transactions.

7. Segment Information

(1) Business Segments

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the First Half of FY 2003 Ended September 30, 2002 (April 1, 2002 - September 30, 2002)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the First Half of FY 2003 Ended September 30, 2002 (April 1, 2002 - September 30, 2002)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

(3) **Overseas Sales**

For the first half of FY 2002 ended September 30, 2001 (April 1, 2001 - September 30, 2001)

	For the first half of FY 2002 ended September 30, 2001			
	North America	Europe	Other	Total
I Overseas Sales	7,067	5,487	793	¥13,348 million
II Consolidated net sales				¥108,221 million
III Overseas sales as a percentage of consolidated net sales	6.5	5.1	0.7	12.3%

For the First Half of FY 2003 Ended September 30, 2002 (April 1, 2002 - September 30, 2002)

As the net sales overseas sales constituted less than 10% of the consolidated totals, The overseas sales of the first half ended September 30, 2002 was ¥7,371 million, the ratio of overseas sales in consolidated totals was 7.4%. The Company recorded patent royalties formerly included in net sales on Non-operating income. As a result of this change, overseas sales decreased by ¥192 million.

For the year ended March 31, 2002 (April 1, 2001 - March 31, 2002)

	Year ended March, 31, 2002			
	North America	Europe	Other	Total
I Overseas Sales	15,386	11,894	1,831	¥29,112 million
II Consolidated net sales				¥211,705million
III Overseas sales as a percentage of consolidated net sales	7.3	5.6	0.9	13.8%

Notes:

1. *Segmentation of countries and areas are based on geographical location.*
2. *Major countries and areas included in each category:*
   a. *North America: The United States of America, Canada*
   b. *Europe: The United Kingdom, France, Germany, Spain, etc.*
   c. *Other: Asia, Australia, Africa, etc.*
3. *Overseas sales include export sales of the Company and its domestic subsidiaries and sales (Other than exports to Japan of its foreign consolidated subsidiaries.)*

8. Subsequent Event

First half ended September 30, 2001: None

First half ended September 30, 2002:

Merger with Nippon Roche K.K.

On October 1, 2002, the Company merged with Nippon Roche K.K. on the approval by the general meeting of shareholders held on June 27, 2002. Financial position of Nippon Roche K.K. as of September 30,2002 was summarized as follows.

Total of assets:	**¥80,496 million**
Total of liabilities:	**¥57,972 million**
Total of shareholders' equity:	**¥22,523 million**

These figures above were unaudited.

Year ended March 31, 2002: None

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM NON-CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the first half of fiscal year 2003 ended September 30, 2002)

November 11, 2002

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo, Osaka, Nagoya, Fukuoka
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english/index.html
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Nobuyoshi Ando, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: November 11, 2002 Interim Dividends: Applicable
Date of Declaration of Interim Dividends: December 10, 2002 Application of unit share system: Applicable (A unit is 100 shares)

1. Non-Consolidated Operating Results for the First Half of FY 2003 Ended September 30, 2002

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half ended Sept. 30, 2002	¥95,884 million	(1.2)%	¥11,008 million	(30.9)%	¥11,776 million	(35.3)%
First half ended Sept. 30, 2001	¥97,021 million	4.5%	¥15,930 million	(3.3)%	¥18,189 million	6.7%
FY 2002 ended Mar. 31, 2002	¥188,352 million		¥25,273 million		¥28,120 million	

	Net Income	% change	Net Income per Share
First half ended Sept. 30, 2002	¥(26,405) million	-	¥(98.11)
First half ended Sept. 30, 2001	¥8,828 million	(16.3)%	¥35.04
FY 2002 ended Mar. 31, 2002	¥13,787 million		¥54.71

Note 1. Average number of outstanding shares: 269,150,601 shares for the first half ended September 30, 2002, and 252,000,233 shares for the first half ended September 30, 2001, and 252,004,553 shares for the year ended March 31, 2002, respectively.
2. Change in method of accounting: Applicable
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Dividends

	Interim Dividends per Share	Annual Dividends per Share
First half ended Sept. 30, 2002	¥8.00	—
First half ended Sept. 30, 2001	¥8.00	—
FY 2002 ended Mar. 31, 2002	—	¥16.00

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of September 30, 2002	¥340,898 million	¥213,908 million	62.7%	¥656.33
As of September 30, 2001	¥332,243 million	¥189,549 million	57.1%	¥752.18
As of March 31, 2002	¥329,809 million	¥191,977 million	58.2%	¥761.74

Note: (a) Number of shares outstanding at the end of the first half or fiscal year: 325,915,245 shares as of September 30, 2002, 252,000,233 shares as of September 30, 2001, and 252,024,072 shares as of March 31, 2002, respectively.
(b) Numbers of treasury stock: 19,703 shares as of September 30, 2002 and 44,492 shares as of March 31,2003, respectively.

2. Forecast for the Year Ending March 31, 2003 (April 1, 2002 - March 31, 2003)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share	
				Second Half	
FY 2003 ending Mar. 31, 2003	¥227,500 million	¥24,000 million	¥(20,500) million	¥8.00	¥16.00

Note: Projected net income per share for the year ending March 31, 2003 is ¥(62.90).

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

Interim Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
Assets			%			%			%
I Current Assets:									
Cash and deposits	4,073			69,341			26,271		
Trade notes receivable	12,742			11,383			9,777		
Accounts receivable	54,245			55,010			53,374		
Marketable securities	57,826			33,674			29,181		
Inventories	25,370			23,644			24,549		
Deferred tax assets	5,645			8,159			5,533		
Other	5,909			4,553			5,327		
Reserve for doubtful acco	(707)			(505)			(214)		
Total current assets		165,107	49.7		205,261	60.2		153,800	46.6
II Fixed Assets									
Tangible fixed assets:									
Buildings	32,244			33,194			34,078		
Machinery and equipment	10,998			11,219			11,034		
Land	10,529			10,529			10,529		
Construction in progress	3,853			7,082			5,180		
Other	7,911			8,197			7,880		
Total tangible fixed asset	65,538			70,225			68,703		
Intangible fixed assets:	995			875			909		
Investments and other ass									
Investment securities	46,314			24,956			41,557		
Investments in subsidiaries and	22,404			6,049			32,304		
Deferred tax assets	11,460			18,627			11,893		
Other	20,762			15,182			20,914		
Reserve for doubtful acc	(341)			(279)			(274)		
Total investments and other ass	100,601			64,535			106,395		
Total fixed assets		167,135	50.3		135,636	39.8		176,008	53.4
Total Assets		332,243	100.0		340,898	100.0		329,809	100.0

(Millions of Yen)

Accounts	As of September 30, 2001			As of September 30, 2002			As of March 31, 2002		
Liabilities			%			%			%
I Current Liabilities:									
Notes payable	2,430			1,538			1,835		
Accounts payable	7,146			6,381			6,221		
Short-term borrowings	3,045			2,988			3,028		
Convertible bonds due within one ye	9,906			-			39,822		
Accrued expenses	11,812			15,355			9,760		
Accrued income taxes	7,545			28,475			3,473		
Accrued consumption tax	1,081			858			650		
Reserve for bonuses to emplo	6,304			5,817			6,527		
Reserve for sales retur	316			466			444		
Reserve for sales rebates	842			936			1,016		
Other	10,548			21,851			11,552		
Total current liabilitie		60,979	18.3		84,670	24.9		84,332	25.6
II Fixed Liabilities:									
Convertible bonds	54,901			3,482			24,903		
Long-term debt	71			23			47		
Reserve for employees' retirement be	25,052			38,334			26,932		
Reserve for officers' retirement be	455			410			491		
Other	1,233			68			1,125		
Total fixed liabilities		81,713	24.6		42,319	12.4		53,498	16.2
Total liabilities		142,693	42.9		126,989	37.3		137,831	41.8
Stockholders' Equity									
I Common stock		23,993	7.3		-	-		24,034	7.3
II Additional paid-in		35,139	10.6		-	-		35,180	10.7
III Legal reserve		5,086	1.5		-	-		5,086	1.5
IV Retained earnings:									
Retained income	108,220			-			108,220		
Net income	14,109			-			17,052		
Total retained earnings		122,329	36.8		-	-		125,272	38.0
V Net unrealized gain on securities		3,000	0.9		-	-		2,472	0.7
VI Treasury stock, at cost		-	-		-	-		(69)	(0.0)
Total shareholders' equity		189,549	57.1		-	-		191,977	58.2
I Common stock		-	-		49,408	14.5		-	-
II Capital surplus									
Additional paid-in capital	-			60,512			-		
Total capital surplus		-	-		60,512	17.7		-	-
III Retained earnings									
Legal reserve	-			5,086			-		
Retained income	-			115,220			-		
Net income or Net loss	-			(18,712)			-		
Total retained earnings		-	-		101,593	29.8		-	-
IV Net unrealized gain on securities		-	-		2,416	0.7		-	-
V Treasury stock, at cost		-	-		(23)	(0.0)		-	-
Total shareholders' equity		-	-		213,908	62.7		-	-
Total Liabilities and Shareholders' Equity		332,243	100.0		340,898	100.0		329,809	100.0

Interim Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2001 (Apr. 1, 2001- Sept. 30, 2001)			First Half of FY 2002 (Apr. 1, 2002 - Sept. 30, 2002)			FY 2002 (Apr. 1, 2001 -Mar. 31, 2002)		
			%			%			%
I Net sales		97,021	100.0		95,884	100.0		188,352	100.0
II Cost of sales		28,867	29.8		29,120	30.4		57,600	30.6
Gross profit		68,154	70.2		66,763	69.6		130,752	69.4
Reserve for sales returns		306	0.3		444	0.5		306	0.2
Reversal of reserve for sales retur		316	0.3		466	0.5		444	0.2
Net gross profit		68,144	70.2		66,741	69.6		130,614	69.3
III Selling, general and administrative expenses		52,213	53.8		55,732	58.1		105,340	55.9
Operating income		15,930	16.4		11,008	11.5		25,273	13.4
IV Non-operating income		3,530	3.6		1,506	1.6		6,330	3.4
V Non-operating expenses		1,271	1.3		739	0.8		3,483	1.8
Recurring profit		18,189	18.7		11,776	12.3		28,120	14.9
VI Extraordinary gain		-	-		2,348	2.4		-	-
VII Extraordinary loss		2,403	2.5		20,830	21.7		3,240	1.7
Income before income taxes		15,786	16.3		(6,705)	(7.0)		24,880	13.2
Income taxes:									
Current	8,026			29,020			12,086		
Deferred	(1,069)	6,957	7.2	(9,320)	19,700	20.5	(994)	11,092	5.9
Net income or Net loss		8,828	9.1		(26,405)	(27.5)		13,787	7.3
Retained earnings at beginning of		5,281			7,973			5,281	
Interim dividends		-			-			2,015	
Cancellation of treasury stoc		-			279			-	
Appropriation of retained earnings		14,109			(18,712)			17,052	

Significant accounting policies

1. Basis and method for valuation of securities

a. Financial assets

Held-to-maturity debt securities: held-to-maturity debt securities are stated by the amortized cost method

Other securities:

- Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.
- Securities with market value are stated at fair value, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost.
- Securities without market value are stated at cost determined by the moving average method.

b. Inventories

- Inventories other than work in process are presented at cost determined principally by the average method.
- Work in process is stated at cost determined principally by the first-in, first-out method.

2. Method of depreciation

a. Tangible fixed assets

Depreciation of tangible fixed assets is calculated primarily by the declining-balance method.

b. Intangible fixed assets

Depreciation of intangible fixed assets is calculated primarily by the straight-line method.

3. Accounting for important reserves

a. Reserve for doubtful accounts

In order to prepare for losses of bad credits such as account recievables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for genaral credits, and is provided for at amount that is estimated indivisualy considering these posibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financail instruments.

b. Reserve for bonuses to employees

The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal periods.

c. Reserve for sales returns

The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal periods, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.

d. Reserve for sales rebates

The reserve for sales rebates is computed by multiplying the balance of account recievables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.

e. Reserve for employees' retirement benefits

The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance-sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

Additional information

The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for caluclating retirement benefit obligations.

The Company is going to merge with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, employees are going to increase drastically and term of retirement benefit plan is going to change. Due to these situations, the Company's former retirement benefit plan will be substantially terminated on September 30, 2002 and new retirement benefit plan will be substantially created on October 1, 2002.

Accroding with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effect of this change was to increase expense by ¥13,344 million mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative) and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.

f. Reserve for officers' retirement benefits

The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.

4. Accounting for lease transactions

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

5. Other

Income and expenses are recorded at net of consumption tax. Temporary payments and receipts of consumption tax are eliminated and recorded as accrued consumption tax.

Change in Accounting Method

The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger.

As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the first half ended September 30, 2002 was to increase non-operating income and to decrease net sales and operating income by ¥232 million. However there is no effect on recurring profit and income before income taxes and minority interests.

Additional Information

Effective the year beginning at April 1, 2002, the Compnay adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on Feburury 21, 2002. There was no effect on profit and losses.

As a result of the revision of "Regulations for Interim Finanacial Statements", the Company presented the shareholders' equity of iterim consolidated balance sheet in accordance with the revised Regulations for Interim Finanacial Statements. Due to this change ¥4 million of treasury stock which was presented in current assets was reclassified to end of section of equity as reduction item as of September 30, 2002.

Notes

1. Notes to the Non-Consolidated Balance Sheets

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
(1) Accumulated depreciation of tangible fixed assets:	¥98,411 million	**¥102,478 million**	¥99,631 million

(2) Contingent liabilities:

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Contingently liable as a guarantor of bank loans for a subsidiary, Gen-Probe Inc.	¥1,478 million ($12,384 thousand)	-	¥1,650 million ($12,384 thousand)
Guarantees of loans of employees	¥7 million	**¥1,010 million**	¥61 million

(3) Notes receivable discounted:

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Discounted notes receivable for exports	¥99 million	-	¥51 million
Discounted U.S. dollar-denominated notes receivable for exports	¥91 million ($767 thousand)	-	¥30 million ($229 thousand)

(4) Increment in outstanding shares:

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Conversion from convertible bonds:			
Number of shares converted	-	**52,957,790 shares**	68,331 shares
Amount transferred to paid-in capital	-	**¥25,651,541,520**	¥40,988,600
Third-party allotment of share:			
Number of shares issued	-	**21,103,544 shares**	-
Amount transferred to paid-in capital	-	**¥18,782,154,160**	-
Cancellation of treasury stock:			
Number of shares issued	-	**194,950 shares**	-
Amount transferred to paid-in capital	-	**¥279,666,194**	-

Additionally the capital decreased by ¥19,059,766,940 for the first half ended September 30,2002 due to capital reduction though distribution of shares of Gen-probe Incorporated. However, because of this capital reduction, number of shares was not decreased.

(5) Process for matured notes on the end of fiscal periods:

Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of fiscal periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet, was as follows.

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Notes receivable	¥1,283 million	-	¥1,299 million
Notes payable	¥1,009 million	-	¥928 million

(6) Convertible bond:

As of June 30, 2001 and
As of June 30,2002:
There are no convertible bonds due within one year.

As of March 31, 2002:
The Company included ¥29,916 million of the Series #5 unsecured convertible bonds due 2006, which will be redeemed in accordance with the exercise of the optional redemption term, into the "Convertible bonds due within one year".

2. Notes to the Non-Consolidated Statement of Income

(1) Significant components in non-operating income:

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Interests income	¥21 million	**¥28 million**	¥58 million
Interests on securities	¥117 million	**¥38 million**	¥206 million
Dividend income	¥257 million	**¥198 million**	¥297 million
Gain on sales of distribution right, etc.	¥2,150 million	-	¥3,192 million

(2) Significant components in non-operating expense:

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Interests expense	¥38 million	**¥36 million**	¥67 million
Interests of bonds	¥382 million	**¥60 million**	¥759 million

(3) Extraordinary gains:

There is no extra ordinary gain for first half ended September 30, 2001.
First half ended September 30, 2002: ¥1,218 million of gain on sales of investment securities and ¥1,129 million of gain on sales of investment in a subsidiary.
There is no extra ordinary gain for year ended March 31, 2002.

(4) Extraordinary losses:

First half ended September 30, 2001: ¥2,403 million of valuation loss on investment securities
First half ended September 30, 2002: ¥16,588 million of integration costs (¥13,444 million of unrecognized retirement benefit obligations and ¥3,144 million of expense related to IT etc.), ¥3,882 million of amortization of long-term prepaid expenses* and ¥359 million of valuation loss of investment securities.

*** The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.**

Year ended March 31, 2002: ¥3,240 million of valuation loss of investment securities

(5) Depreciation

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Tangible fixed assets	¥4,124 million	**¥4,177 million**	¥8,817 million
Intangible fixed assets	¥16 million	**¥8 million**	¥27 million

(6) Income taxes

First half ended September 30, 2001: None
First half ended September 30, 2002: ¥22,384 million of income taxes, which was related to income tax liability on gain on the sales of share in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe., was included.
Year ended March 31, 2002: None

3. Lease Transactions

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

	As of September 30, 2001		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥27 million	¥11 million	¥15 million
Furniture and fixtures	1,881	1,186	694
Total	¥1,909 million	¥1,198 million	¥710 million

	As of September 30, 2002		
	Acquisition cost	**Accumulated depreciation**	**Net balance**
Vehicle	**¥18 million**	**¥7 million**	**¥10 million**
Furniture and fixtures	**1,936**	**1,083**	**852**
Total	**¥1,954 million**	**¥1,091 million**	**¥863 million**

	As of March 31, 2002		
	Acquisition cost	Accumulated depreciation	Net balance
Vehicle	¥28 million	¥14 million	¥13 million
Furniture and fixtures	2,575	1,808	767
Total	¥2,604 million	¥1,823 million	¥781 million

Note: Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	As of September 30, 2001	**As of September 30, 2002**	As of March 31, 2002
Due within one year	¥328 million	**¥371 million**	¥349 million
Due over one year	381	**491**	431
Total	¥710 million	**¥863 million**	¥781 million

Note: Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	First half ended September 30, 2001	**First half ended September 30, 2002**	Year ended March 31, 2002
Lease payments	¥223 million	**¥201 million**	¥515 million
Depreciation	¥223 million	**¥201 million**	¥515 million

(4)Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

4.Fair Value of Investments in subsidiaries and affiliates

As of September 30, 2001: The Company has no investments in subsidiaries and affiliates that have fair-value.

As of September 30, 2002: The Company has no investments in subsidiaries and affiliates that have fair-value.

As of March 30, 2002: The Company has no investments in subsidiaries and affiliates that have fair-value.

5. Subsequent Event

First half ended September 30, 2001: None

First half ended September 30, 2002:

Merger with Nippon Roche K.K.

On October 1, 2002, the Company merged with Nippon Roche K.K. on the approval by the general meeting of shareholders held on June 27, 2002. Financial position of Nippon Roche K.K. as of September 30,2002 was summarized as follows.

Total of assets:	**¥80,496 million**
Total of liabilities:	**¥57,972 million**
Total of shareholders' equity:	**¥22,523 million**

These figures above were unaudited.

Year ended March 31, 2002: None

File Number: 82-34668

Attachment 2

[TRANSLATION]

Fiscal Year 2003 Supplementary Materials for Consolidated Interim Financial Results Ended September 30, 2002

Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact: Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english/index.html

Comparisons with the Previous Interim Period

Gen-Probe Incorporated, a U.S.-based 100% subsidiary, was spun off on September 16, 2002, after merging with Gen-Probe Holding Company Incorporated on July 23, 2002. Also, as of September 30, 2002, the Company transferred all the shares of its wholly owned subsidiary Chugai Diagnostics Science Co., Ltd., to Fujirebio Inc.. Thus, these two companies were excluded from its scope of consolidation. Also, the Company included Chugai-Aventis S.N.C. which was accounted for by the equity method into its scope of consolidation effective first half of FY2003. In addition, patent royalties, which were heretofore charged to net sales, were recorded as non-operating income.

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and the Other Businesses—those not related to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription drugs, non-prescription drugs, diagnostic products
Others Businesses: insecticides

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2003 Actual Results	Initial Projection (announced on May 20, 2002)	Change	
			Amount	%
Net Sales	99,743	99,500	243	0.2%
Operating Income	12,133	15,500	(3,367)	(21.7)%
Recurring Profit	12,503	15,000	(2,497)	(16.6)%
Net Income	(26,152)	(18,000)	(8,152)	-%
Net Income per Share	¥(97.17)	¥(71.42)	¥(25.75)	-%

Net sales surpassed expectations due to such factors as the inclusion of Chugai-Aventis, which was accounted for by the equity method, into its scope of consolidation, and favourable performances of prescription drugs in non-consolidated operations. These factors compensated for a decline in sales of non-prescription products, such as nutritional supplement drinks, and the change in presentation of patent royalties, from net sales to non-operating income.

At the profit level, operating income was below the projected level, reflecting the influence of a decrease in non-prescription product sales as well as the parent company's proactive investments in R&D programs. Net income was below the initial forecasts due to extraordinary loss arising from recognition of unrecognised retirement benefit obligations, due to the creation of New Chugai, which were not included in the forecast at the beginning of the year.

The revised financial outlook announced on October 21, 2002, was as follows:

(Millions of Yen)

	Projection (announced on October 21, 2002)	Initial Projection (announced on May 20, 2002)	Change	
			Amount	%
Net Sales	98,300	99,500	(1,200)	(1.2)%
Recurring Profit	12,200	15,000	(2,800)	(18.7)%
Net Income	(26,400)	(18,000)	(8,400)	-%

2. Financial Highlights

(Millions of Yen)

	First Half of FY2001	First Half of FY2002	First Half of FY2003	FY2002	FY2003 (Provision)
Net Sales	101,880	108,221	99,743	211,705	235,000
Operating Income	16,925	16,425	12,133	26,708	25,000
Recurring Profit	17,106	18,846	12,503	29,554	25,500
Net Income	10,313	9,141	(26,152)	14,598	(20,000)
Return on Equity	5.7%	4.7%	(12.5)%	7.5%	-
Return on Assets (Recurring Profit)	5.2%	5.5%	3.6%	8.6%	-
Net Income per Share (Yen) [Basic]	41.05	36.28	(97.17)	57.93	(61.37)
Net Income per Share (Yen) [Fully Diluted]	35.55	30.57	-	49.09	-
Shareholders' Equity per Share (Yen)	747.57	778.80	665.68	796.67	-
Shareholders' Equity to Total Assets	55.5%	56.3%	62.4%	57.5%	-
Cost of Sales to Net Sales	29.7%	30.0%	29.9%	30.6%	32.8%
SG&A Expenses to Net Sales	34.0%	34.3%	36.1%	34.1%	35.5%
R&D Expenses	20,007	22,189	21,753	47,844	49,500
R&D Expenses to Net Sales	19.6%	20.5%	21.8%	22.6%	21.1%
Capital Expenditures	5,147	4,885	6,451	14,291	25,500
Depreciation	6,134	5,457	4,404	11,510	10,500
Overseas Sales	11,178	13,348	7,371	29,112	15,300
Overseas Sales to Net Sales	11.0%	12.3%	7.4%	13.8%	6.5%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.10	1.12	1.04	1.12	1.03
Consolidated/Non-Consolidated Ratio (Operating Income)	1.03	1.03	1.10	1.06	1.09
Consolidated/Non-Consolidated Ratio (Recurring Profit)	1.00	1.04	1.06	1.05	1.06
Consolidated/Non-Consolidated Ratio (Net Income)	0.98	1.04	0.99	1.06	0.98
Cash Flows from Operating Activities	3,413	15,783	20,095	29,674	-
Cash Flows from Investing Activities	(2,529)	(7,983)	10,652	(29,290)	-
Cash Flows from Financing Activities	(3,669)	(2,807)	12,053	(4,952)	-
Cash and Cash Equivalents	49,118	62,487	83,779	53,426	-
Number of Employees	4,960	5,010	4,346	4,964	5,731

Notes:
1. Interim return on equity and recurring profit to total assets ratios are not calculated on an annual basis.
2. Net Income per Share (Yen) [Fully Diluted] for the first half of fiscal 2003 has not been recorded as the Company recorded a net loss.
3. The projected number of employees for the fiscal year ending March 31, 2003, includes the number of employees of Nippon Roche, K.K.
4. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
120,000
100,000
80,000
60,000
40,000
20,000
0
100,269
15,096
101,880
17,106
108,221
18,846
99,743
12,503
1999/9
2000/9
2001/9
2002/9


ROE
ROA
10%
5%
0%
-5%
-10%
-15%
4.9%
5.2%
5.5%
3.6%
5.9%
5.7%
4.7%
-12.5%
1999/9
2000/9
2001/9
2002/9


Cost of Sales to Net Sales
SG&A Ratio
37%
36%
35%
34%
33%
32%
31%
30%
29%
35.0%
34.0%
34.3%
36.1%
30.1%
29.7%
30.0%
29.9%
1999/9
2000/9
2001/9
2002/9


R&D Expenses
R&D Ratio
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
24%
23%
22%
21%
20%
19%
18%
17%
16%
19.4%
19.6%
20.5%
21.8%
19,494
20,007
22,189
21,753
1999/9
2000/9
2001/9
2002/9


Capital Expenditures
Depreciation
10,000
8,000
6,000
4,000
2,000
0
8,120
5,147
4,885
6,451
5,956
6,134
5,457
4,404
1999/9
2000/9
2001/9
2002/9


Overseas Sales
Overseas Ratio
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
13%
12%
11%
10%
9%
8%
7%
6%
5%
11.7%
11.0%
12.3%
7.4%
11,700
11,178
13,348
7,371
1999/9
2000/9
2001/9
2002/9


Overseas Sales (2001/9)
793
5,487
7,067
North America
Europe
Other


Oversease Sales (2002/9)
251
1,223
5,896
North America
Europe
Other

3. Forecasts for Fiscal Year 2003 (April 1, 2002 – March 31, 2003)

(Millions of Yen)

	FY2003 Provision	FY2002	Change	
			Amount	%
Net Sales	235,000	211,705	23,295	11.0%
Operating Income	25,000	26,708	(1,708)	(6.4)%
Recurring Profit	25,500	29,554	(4,054)	(13.7)%
Net Income	(20,000)	14,598	(34,598)	-%
Net Income per Share	¥(61.37)	¥57.93	¥(119.30)	-%

For details, please refer to Page 7, "2.Forecast for the Year Ending March 31, 2003" of the Interim Consolidated Financial Statements.

Forecasts for Sales of Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	FY2003 Provision	FY2002	Change
Prescription			
Epogin	66,800	62,700	6.5%
Neutrogin	25,900	19,100	35.6%
Sigmart	18,900	17,500	8.0%
Alfarol	18,700	20,000	(6.5)%
Rythmodan	8,700	9,200	(5.4)%
Furtulon*	8,600	-	-%
Suvenyl	6,500	5,800	12.1%
Tamiflu*	5,600	-	-%
Oxarol	5,400	4,800	12.5%
Kytril*	4,900	-	-%
Herceptin*	2,800	-	-%
Rituxan*	2,600	-	-%
Rohypnol*	2,000	-	-%
Rocephin*	2,000	-	-%
Nonprescription			
Guronsan Brand	9,000	11,400	(21.1)%
Varsan Brand	6,800	7,500	(9.3)%
Chugai Ichoyaku Brand	1,600	1,600	0.0%

Note: Products marked with an asterisk are from Nippon Roche, K.K.

4. Income Statement Status

(1) Sales by Category

(Millions of Yen)

	First Half of FY2003		First Half of FY2002		Change	
	Amount	%	Amount	%	Amount	%
Prescription	87,034	87.3	83,466	77.1	3,567	4.3
Diagnostics	100	0.1	8,461	7.8	(8,360)	(98.8)
Medical Device[(2)]	-	-	626	0.6	(626)	(100.0)
Sub-total	87,134	87.4	92,553	85.5	(5,419)	(5.9)
Nonprescription[(3)]	12,609	12.6	14,829	13.7	(2,220)	(15.0)
Other[(4)]	-	-	837	0.8	(837)	(100.0)
Total	99,743	100.0	108,221	100.0	(8,478)	(7.8)
Overseas Sales	7,371	7.4	13,348	12.3	(5,976)	(44.8)
Patent royalties[(5)]	-	-	622	0.6	(622)	(100.0)

Notes: 1. Classification differs from business segments.

2.The Company transferred marketing rights for medical devices to Kobayashi Pharmaceutical Co., Ltd., in January 2002 and withdrew from the medical devices business.

3.Nonprescription includes sales of *Varsan*

4.The principal reason for the decline was withdrawal from the agrochemical business on Eiko Kasei Co., Ltd.

5.Patent royalties were recorded as non-operating income from the first half of fiscal 2003.

For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	First Half of FY2003	First Half of FY2002	Change
Prescription			
Epogin	33,500	30,900	8.4%
Neutrogin	12,600	9,400	34.0%
Alfarol	9,400	10,300	(8.7)%
Sigmart	9,000	8,700	3.4%
Rythmodan	4,500	4,800	(6.3)%
Suvenyl	3,200	2,900	10.3%
Oxarol	2,700	2,400	12.5%
Ulcerlmin	2,400	2,500	(4.0)%
Amoban	1,700	1,700	0.0%
Preran	1,300	1,300	0.0%
Glyceol	1,100	1,300	(15.4)%
Picibanil	500	600	(16.7)%
Nonprescription			
Varsan Brand	5,400	6,100	(11.5)%
Guronsan Brand	4,900	6,600	(25.8)%
Chugai Ichoyaku Brand	800	800	0.0%

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2003	Ratio	First Half of FY2002	Ratio	Change	
					Amount	%
SG&A Expenses	36,048	36.1%	37,106	34.3%	(1,058)	(2.9)%
R&D Expenses	21,753	21.8%	22,189	20.5%	(435)	(2.0)%
Total	57,802	57.9%	59,296	54.8%	(1,494)	(2.5)%

The principle increases within SG&A expenses were expenses for the parent company's selling expenses and retirement benefit expenses. R&D expenses increased as well mainly due to the parent company's commissioned research and collaborative research activities. These expenses, as well as expenses regarding the establishment of PharmaLogicals Research Pte. Ltd. and introduction of technologies from Cambridge Antibody Technology (CAT), were compensated by the exclusion of Gen-Probe Incorporated from the scope of consolidation, and expenses as a whole declined from the previous interim period.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	First Half of FY2003	First Half of FY2002	Change
Interest and Dividend Income [Dividend Income]	252 [139]	408 [140]	(155) [(0)]
Interest Expense [Interest on Corporate Bonds]	138 [60]	494 [382]	(356) [(322)]
Net Difference: Financial Income and Expenses	114	(86)	200

The decrease in interest on corporate bonds is due to the conversion of convertible bonds and redemption of #3 series unsecured convertible bonds and #5 series unsecured convertible bonds on a non-consolidated basis.

(5) Extraordinary Gains

Gain on sales of investment securities: Gain on sales of investment securities on a non-consolidated basis.

Gain on sales of investment in subsidiaries:

Gain on sales of investment in Chugai Diagnostics Science Co. Ltd, Chugai's wholly owned subsidery, due to the transfer of the all shares to Fujirebio Inc., in line with the concentration of the Company's management resources to prescription pharmaceuticals, the core of Chugai's business.

(6) Extraordinary Losses

Expenses related to the merger:

a) Retirement benefit expenses: Accompanying the merger with Nippon Roche, K.K., in October 2002, as a result of the substantial increase in the number of employees eligible for pensions and changes in the content of retirement benefit obligations arising as a consequence of the new pension plan implemented following the merger, the existing pension was effectively terminated and in actuality a new pension plan was introduced. As a result of these circumstances, unrecognized retirement benefit obligations as of September 30, 2002 and prior service cost under the new pension plan implemented from October 2002, were recognized as liabilities and recorded as an extraordinary loss.

b) Consulting expenses: Expenses related to various support received in connection with the conclusion of the business alliance.

c) IT-related expenses: Expenses for upgrading the information infrastructure for New Chugai.

Amortization of long-term prepaid expenses:

At the time of the merger with Nippon Roche, the content of long-term prepaid expenses was reviewed and the full amount of such expenses was amortized during the period.

Valuation loss of investment securities: Impairment loss on those investment and marketable securities that declined significantly in market value.

5. Balance Sheets

a. Summarized Balance Sheets

(Millions of Yen)

	As of Sept. 30, 2002		As of Mar. 31, 2002		Change	Notes
	Amount	%	Amount	%		
Assets	347,976	100.0%	349,225	100.0%	(1,248)	
Current Assets	215,066	61.8%	182,748	52.3%	32,317	(1)
Fixed Assets	132,910	38.2%	166,476	47.7%	(33,566)	(2)
Liabilities	129,190	37.1%	147,444	42.2%	(18,253)	
Current Liabilities	86,400	24.8%	91,029	26.1%	(4,629)	(3)
Fixed Liabilities	42,790	12.3%	56,414	16.1%	(13,623)	(4)
Minority Interests	1,830	0.5%	1,001	0.3%	828	
Shareholders' Equity	216,956	62.4%	200,779	57.5%	16,176	
Common Stock	49,408	14.2%	24,034	6.9%	25,373	(5)
Additional Paid-In Capital	-	-%	35,180	10.1%	(35,180)	
Retained Earnings	-	-%	137,189	39.3%	(137,189)	
Capital Surplus	60,512	17.4%	-	-%	60,512	(5)
Retained Earnings	105,088	30.2%	-	-%	105,088	
Net Unrealized Gain on Securities	2,444	0.7%	2,528	0.7%	(83)	(6)
Translation Adjustments	(475)	(0.1)%	1,915	0.5%	(2,390)	(7)
Treasury Stock, at Cost	(23)	(0.0)%	(69)	(0.0)%	46	

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-Consolidated Operations.

(1) Current Assets

a. Cash and Marketable Securities

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
110,453	78,226	32,227

The principal factor underlying this increase was the infusion from Roche Pharmholding B.V. through a third-party allotment of shares on a non-consolidated basis.

b. Trade Receivables (Notes Receivable + Accounts Receivable)

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
68,024	66,013	2,010

c. Inventories (Finished Products + Work in Progress + Raw Materials + Products in Storage)

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
24,549	26,271	(1,722)

(2) Fixed Assets

a. Tangible Fixed Assets

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
73,634	81,444	(7,809)

b. Intangible Fixed Assets

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
3,050	13,140	(10,089)

The principal reason for this decline was the effect of the exclusion of Gen-Probe Incorporated from consolidation (¥5,668 million).

c. Investments and Other Assets

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
56,225	71,891	(15,666)

The principal reason for this decline was the reclassification of ¥10,752 million of bonds due within one year to marketable securities and the redemption of ¥5,986 million of bonds at maturity on a non-consolidated basis.

d. Amounts of Capital Investment by Company

Parent Company *	¥5,831 million
Others	¥619 million
Total	¥6,451 million

* For details, please refer to Reference Materials for Non-Consolidated Operations.

(3) Current Liabilities

a. Payables (Notes Payable + Accounts Payable)

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
8,584	10,158	(1,574)

The principal reason for this decline was the effect of the exclusion of Gen-Probe Incorporated from consolidation in the first half of fiscal 2003 (¥1,067 million).

b. Accrued income taxes

The principal reason for this increase was related to income tax liability on gain on the sales of share in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe Incorporated.

(4) Fixed Liabilities

a. Long-term Debt

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
23	1,366	(1,343)

The principal reason for the decline was the effect of the exclusion of Gen-Probe Incorporated from consolidation in the first half of fiscal 2003 (¥1,319 million).

(5) Common Stock and Capital Surplus

Changes were due to the conversion of convertible bonds issued by the parent company, cancellation of treasury stock, the reduction in capital with compensation the spin-off of Gen-Probe Incorporated, and third-party allotment of shares to Roche Pharmholding B.V.

Total number of shares outstanding at the end of the interim period (after the deduction of treasury stock, at cost) was 325,915,245.

(6) Net Unrealized Gain on Securities

All valuation gains of ¥2,444 million (after deductions for tax-effect accounting) were directly credited to capital.

(7) Translation Adjustments

A ¥475 million foreign currency translation adjustment loss was recorded in the capital accounts of overseas subsidiaries due to the appreciation of the yen.

6. Outline of Principal Subsidiaries and the Status of their Business Results

(1) Outline

Company Name	Chugai Pharma Marketing Ltd.	Eiko Kasei Co., Ltd.
Established	1997	1967
Location	London, United Kingdom	Nishi-Shirakawagun, Fukushima Pref.
Business	Sale of pharmaceutical products	Manufacture and sales of agrochemicals and pesticides
Capital	£8,677 thousand (June, 2001)	¥50 million (Sept. 2001)
Percentage Ownership	100.0%	58.0%

Note: Chugai Pharma Marketing Ltd. oversees and coordinates sales of the Germany branch, Chugai Pharma France S.A.S., and Chugai Aventis S.N.C.

(2) Business Results

(Millions of Yen)

	Chugai Pharma Marketing Ltd.		Eiko Kasei Co., Ltd.		Gen-Probe Incorporated		Chugai Diagnostics Science Co., Ltd.	
	2002/6	2001/6	2002/9	2001/9	2002/6	2001/6	2002/9	2001/9
Net Sales	5,052	964	1,160	2,920	-	7,741	-	923
in foreign currency (in thousands)	£27,657	£5,500			-	$62,103		
compared with the previous year	502.9%	182.3%	39.7%	128.3%	-%	108.1%	-%	110.1%
Net Income	229	213	(500)	(34)	-	(120)	-	(188)
in foreign currency (in thousands)	£1,256	£1,216			-	($966)		
compared with the previous year	103.3%	145.7%	-%	-%	-%	-%	-%	-%

The translation of performance figures for Chugai Pharma Marketing Ltd. and Gen-Probe Incorporated were made at the prevailing exchange rates on both companies' settlement date (June 30, 2002).

(June 2002: £1=¥182.68; June 2001: £1=¥175.31; $1=¥124.65)

7. Information on Other Subsidiaries

a. Gen-Probe Incorporated

Through a reduction in the capital and capital reserves of the Company, all shares of Gen-Probe Incorporated owned by the Company were distributed to Company's shareholders as recorded in the final shareholders register as of July 31, 2002 (date of allocation) in proportion to the ownership shares of such shareholders. Thus, Gen-Probe was excluded from the scope of consolidation.

b. Chugai Diagnostics Science Co., Ltd.

All the shares of Chugai Diagnostics Science, a wholly owned subsidiary of the Company and the assets related to the diagnostics business held by the Company in Japan were transferred to Fujirebio Inc., as of September 30, 2002. Chugai Diagnostics Science therefore was excluded from the scope of consolidation.

c. Gotemba Chugai Service Co., Ltd.

Formerly a wholly owned subsidiary of the Company, Gotemba Chugai Service, was dissolved as of March 31, 2002, and liquidation was completed on August 27, 2002.

Inherited Assets and Liabilities from Nippon Roche, K.K.

Due to the merger on October 1, 2002, Chugai has inherited Nippon Roche's assets and liabilities as shown below (unaudited):

(Millions of Yen)

Account	Amount	Account	Amount
Assets		**Liabilities**	
Current assets:		Current liabilities:	
Cash and deposits	¥16,420	Accounts payable	¥2,531
Accounts receivable	23,867	Short-term borrowings	95
Inventories	14,667	Reserves	2,225
Other	5,093	Other	3,123
Total current assets	60,048	Total current liabilities	7,975
Fixed assets:		Fixed liabilities:	
Tangible fixed assets:	17,078	Warrant bonds	43,883
Buildings	11,597	Long-term debt	2,219
Machinery and equipment	1,765	Reserve for employees' retirement benefits	3,894
Other	3,715	Total fixed liabilities	49,997
Intangible fixed assets	142	Total liabilities	¥57,972
Investments and others:	3,226		
Investment securities	31		
Deferred tax assets	2,920		
Other	274		
Total fixed assets	20,447		
Total assets	¥80,496	Shareholders' equity	¥22,523

Development Pipeline

Domestic Development Pipeline

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	Filing Date
Launched	Ro 64-0796	oseltamivir phosphate (Tamiflu)	# Influenza A and B in children	Antiviral -neurominidase	Dry syrup	Roche/ Gilead Sciences	02/07 (launched)
Filed	LY139481 HCl	raloxifene HCl (Evista)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator(SERM)	Tablet	Eli Lilly Japan Co-development	02/06
Filed	EPOCH	epoetin beta (Epogin)	# Anemia in premature babies	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	EPOCH	epoetin beta (Epogin)	# Predeposit of autologous blood transfusion	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme Kirin Brewery/ Co-development	01/12
Filed	RS-61443	mycophenolate mofetilb (CellCept)	# Heart, liver transplant rejection	Immunosuppressant	Capsule	Roche	01/11
Filed	Ro 09-1978	capecitabine (Xeloda)	Breast cancer	Antimetabolite, 5-FU derivative	Tablet	Roche	01/01
Filed	CGS20267	letrozole (Femara)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Novartis Pharma Co-development	00/07
Filed	AVS	nicaraven (Antevas)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house	95/04
Preparing for filing	Ro 25-8310	pegylated interferon alpha-2a (Pegasys)	Chronic hepatitis C	Pegylated interferon alpha-2a (recombinant)	Subcutaneous injection	Roche	
Phase 3	Ro 20-9963	ribavirin (Copegus)	Chronic hepatitis C	In combination with pegylated interferon alpha-2a(Pegasys)	Tablet	Roche	
Phase 3 (multinational study)	Ro 45-2317	trastuzumab (Herceptin)	# Brest cancer (adjubant)	Humanized anti-HER2 monoclonal antibody	Injection	Roche/Genentech	

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 3	SG-75	nicorandil (Sigmart)	# Acute heart failure	Potassium channel opener	Injection	In-house
Phase 2/3	FS-69		Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance
Phase 2 Completed	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2 Completed	MRA		Castleman's disease (orphan drug)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	Ro 09-1978	capecitabine (Xeloda)	# Colon cancer and gastric cancer	Antimetabolite, 5-FU derivative	Tablet	Roche
Phase 2	Ro 18-0647	orlistat (Xenical)	Obesity	Lipase inhibitor	Capsule	Roche
Phase 2	Ro 200-5450	ibadronic acid	Osteoporosis	Bisphosphonate	Injection	Roche
Phase 2	ED-71		Osteoporosis	Activated Vitamin D derivative	Oral	In-house
Phase 2	MRA		Crohn's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	EPOCH	epoetin beta (Epogin)	# Anemia with cancer treatment	Recombinant human erythropoietin	Subcutaneous injection	In-house
Phase 2	VAL		Post-hepatectomy/Liver transplantation	Valine Liver-regeneration promoting agent	Injection	In-house

Status	Code	Generic Name	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 1 Completed	GM-611		Gastroparesis(Diabetic/Idiopathic)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house
Phase 1 Completed	CHS13340		Osteoporosis	Recombinant parathyroid hormone (rhPTH1-34)	Nasal spray	Suntory Co-development
Phase 1 Completed	Ro 115-1240		Stress urinary incontinence(SUI)	Alpha $_{1A/1L}$ adrenoceptor partial agonist	Oral	Roche
Phase1	CAL		Hypercalcemia of malignancy	Humanized anti-PTHrP monoclonal antibody	Injection	In-house
Phase1	Ro 50-8231	erlotinib	Lung cancer	Anti epidermal growth factor receptor	Oral	Roche / OSI
Phase1	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house
Phase1	Ro 205-2349		Type II diabetes	Insulin sensitizer	Oral	Roche
Phase1	Ro 50-3821		Renal anemia and Cancer associated amemia	CERA(Continuous Erythropoiesis Receptor Activator)	Injection	Roche
Pre-clinical	Ro 200-5450	ibadronic acid	Osteoporosis	Bisphosphonate	Oral	Roche
Pre-clinical	CHC12103		Ovarian, non-small cell lung, breast and colorectal cancer	Poly-(L-glutamic acid)-paclitaxel conjugate	Injection	Cell Therapeutics

Chugai Lilly Clinical Research

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin
Phase3 (Bridging)	LY110140	fluoxetine HCL	Depression, Depressive state	Selective serotonin reuptake inhibitor (SSRI)	Capsule	Eli Lilly Japan Co-development

OTC Products/Drugs

Status	Product Name	Remarks	Date of launch	Manufacturer
On market	Guronsan compact	Nutritional supplement drink (quasi-drug)	02/06	Chugai Pharmaceutical
On market	Alpen nasal syrup for children	Nasal decongestant	02/08	Tokiwa Chemical Industries
On market	Alpen nasal drop for children	Nasal decongestant	02/08	Tokiwa Chemical Industries

Overseas Development Pipeline

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin	Filing Date
Filed (Taiwan)	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme	02/03
Phase 2 (EU)	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	GM-611		Gastroparesis(Diabetic/Idiopathic) GERD (Gastroesophageal reflux disease)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house	
Phase 2 (France)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (UK)	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house	
Phase 2 (US)	CAL		Bone metastases	Humanized anti-PTHrP monoclonal antibody	Injection	In-house	
Phase 1 (UK)	AHM		Multiple Myeloma	Humanized anti-HM1.24 monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Castleman's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Systemic lupus erythematodes(SLE)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	

Overseas Development Activity

PRODUCT	AREA	before1996	1997	1998	1999	2000	2002	Submitted	Approved
Lenograstim	Europe 36	U.K., France, Belgium Italy, Austria, Germany Iceland, Luxembourg Netherlands, Portugal Denmark, Ireland Spain, Finland, Switzerland Sweden, Cyprus, Greece Norway, Russia Czech, Croatia 22	Bulgaria Slovakia Kazakhstan Belarus 4	Poland Ukraine Romania 3	Slovenia Serbia Latvia Estonia 4	Lithuania Hungary Bosnia Herzegovina 3	0	Turkey 1	Georgia Macedonia 2
	Oceania 2	Australia New Zealand 2	0	0	0	0	0	0	0
	Asia 11	China Korea Thailand 3	Philippines, Malaysia Indonesia, Taiwan Singapore, 5	India Pakistan 2	Bangladesh 1	0	0	0	0
	Middle East 4	0	Lebanon,Israel Saudi Arabia 3	0	Bahrain 1	0	0	0	Qatar Kuwait 2
	Africa 7	Morocco, Egypt, Tunisia 3	South Africa Ivory Coast 2	Algeria Cameroon 2	0	0	Senegal 1	0	0
	South America 10	Argentina 1	Uruguay Colombia Venezuela, Brazil 4	Chile Peru 2	Ecuador Paraguay Bolivia 3	0	0	0	0
Total	71	31	18	9	9	3	1	1	4

PRODUCT	AREA	before1996	1997	1998	1999	2000	2002	Submitted	Approved
Nicorandil	Europe 8	U.K., France, Switzerland Netherlands, Denmark 5	Austria Portugal 2	Ireland 1	0	0		Turkey 1	Greece Luxembourg Spain, Italy 4
	Oceania 2	New Zealand 1	0	Australia 1	0	0		0	0
	Asia 2	Korea, Taiwan 2	0	0	0	0		China 1	0
Total	12	8	2	2	0	0		2	4

Fiscal Year 2003
Supplementary Materials for
Non-Consolidated Interim Financial Results

Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact : Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english/index.html

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2003 Actual Results	Initial Projection (announced on May 20, 2002)	Change	
			Amount	%
Net Sales	95,884	97,000	(1,116)	(1.2)%
Operating Income	11,008	15,000	(3,992)	(26.6)%
Recurring Profit	11,776	14,500	(2,724)	(18.8)%
Net Income	(26,405)	(18,000)	(8,405)	-%
Net Income per Share	¥(98.11)	¥(71.42)	¥(26.69)	-%

A rise in the sales of prescription pharmaceuticals outpaced growth of the overall market, owing to the launch of *Epogin S* in sterile prefilled syringes and the contribution of performances of *Suvenyl* (sodium hyaluronate) and *Oxarol* (maxacalcitol). In our non-prescription business, however, sales of our *Guronsan* line and other nutritional supplement drinks and sales of *Varsan* household-use insecticides dipped below projected amounts amid an ongoing slump in personal consumption. Also, patent royalties, which were heretofore charged to net sales, were recorded as non-operating income under the "Other" category. As a result, overall non-consolidated net sales were below projections.

At the profit level, operating income was below the projected level, reflecting the influence of a decrease in non-prescription product sales as well as proactive investments in R&D programs. Net income was below the initial forecasts due to extraordinary loss arose from recognition of unrecognised retirement benefit obligations, due to the creation of New Chugai, which were not included in the forecast at the beginning of the year.

The revised financial outlook announced on October 21, 2002, was as follows:

(Millions of Yen)

	Projection (announced on October 21, 2002)	Initial Projection (announced on May 20, 2002)	Change	
			Amount	%
Net Sales	95,800	97,000	(1,200)	(1.2)%
Recurring Profit	11,700	14,500	(2,800)	(19.3)%
Net Income	(26,400)	(18,000)	(8,400)	-%

2. Financial Highlights

(Millions of Yen)

	First Half of FY2001	First Half of FY2002	First Half of FY2003	FY2002	FY2003 (Provision)
Net Sales	92,811	97,021	95,884	188,352	227,500
Operating Income	16,482	15,930	11,008	25,273	23,000
Recurring Profit	17,055	18,189	11,776	28,120	24,000
Net Income	10,550	8,828	(26,405)	13,787	(20,500)
Return on Equity	6.0%	4.7%	(13.0)%	7.3%	-
Return on Assets (Recurring Profit)	5.4%	5.5%	3.5%	8.6%	-
Net Income per Share (Yen) [Basic]	42.12	35.04	(98.11)	54.71	(62.90)
Net Income per Share (Yen) [Fully Diluted]	35.34	29.55	-	46.45	-
Shareholders' Equity per Share (Yen)	732.60	752.18	656.33	761.74	-
Dividends per Share (Yen)	6.50	8.00	8.00	16.00	16.00
Payout Ratio	-	-	-	29.2%	-
Shareholders' Equity to Total Assets	56.4%	57.1%	62.7%	58.2%	-
Cost of Sales to Net Sales	28.9%	29.8%	30.4%	30.6%	33.2%
SG&A Expenses to Net Sales	34.2%	34.4%	35.4%	34.2%	34.9%
R&D Expenses	17,739	18,873	21,770	40,850	49,500
R&D Expenses to Net Sales	19.1%	19.5%	22.7%	21.7%	21.8%
Capital Expenditure	4,084	4,283	5,831	12,487	24,500
Depreciation	4,770	4,141	4,185	8,845	10,000
Export Sales	4,454	4,256	3,512	9,215	7,700
Export Sales Ratio	4.8%	4.4%	3.7%	4.9%	3.4%
Number of Employees	3,628	3,605	3,577	3,519	5,000

Notes:
1. Interim return on equity and recurring profit to total assets ratios are not calculated on an annual basis.
2. Net Income per Share (Yen) [Fully Diluted] for the first half of fiscal 2003 has not been recorded as the Company recorded a net loss.
3. The projected number of employees for the fiscal year ending March 31, 2003, includes the number of employees of Nippon Roche, K.K.
4. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
100,000
80,000
60,000
40,000
20,000
0
90,381
92,811
97,021
95,884
15,474
17,055
18,189
11,776
1999/9
2000/9
2001/9
2002/9


ROE
ROA
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
5.3%
5.4%
5.5%
3.5%
4.3%
6.0%
4.7%
-13.0%
1999/9
2000/9
2001/9
2002/9


Cost of Sales to Net Sales
SG&A Ratio
34.1%
34.2%
34.4%
35.4%
29.6%
28.9%
29.8%
30.4%
1999/9
2000/9
2001/9
2002/9


R&D Expenses
R&D Ratio
22000
20000
18000
16000
14000
12000
10000
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17,148
17,739
18,873
21,770
19.0%
19.1%
19.5%
22.7%
1999/9
2000/9
2001/9
2002/9


Capital Expenditures
Depreciation
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,889
4,084
4,283
5,831
4,756
4,770
4,141
4,185
1999/9
2000/9
2001/9
2002/9


Overseas Sales
Overseas Ratio
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
5.4%
4.8%
4.4%
3.7%
4,835
4,454
4,256
3,512
1999/9
2000/9
2001/9
2002/9

3. Forecasts for Fiscal Year 2003 (April 1, 2002 – March 31, 2003)

(Millions of Yen)

	FY2003 Provisions	FY2002	Change	
			Amount	%
Net Sales	227,500	188,352	39,148	20.8%
Operating Income	23,000	25,273	(2,273)	(9.0)%
Recurring Profit	24,000	28,120	(4,120)	(14.7)%
Net Income	(20,500)	13,787	(34,287)	-%
Net Income per Share	¥(62.90)	¥54.71	¥(117.61)	-%

Forecasts for Sales of Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	FY2003 Provision	FY2002	Change
Prescription			
Epogin	66,800	62,700	6.5%
Alfarol	18,700	20,000	(6.5)%
Sigmart	16,500	15,600	5.8%
Neutrogin	14,400	14,200	1.4%
Rythmodan	8,700	9,200	(5.4)%
Furtulon*	8,600	-	-%
Suvenyl	6,500	5,800	12.1%
Tamiflu*	5,600	-	-%
Oxarol	5,400	4,800	12.5%
Kytril*	4,900	-	-%
Herceptin*	2,800	-	-%
Rituxan*	2,600	-	-%
Rohypnol*	2,000	-	-%
Rocephin*	2,000	-	-%
Nonprescription			
Guronsan Brand	9,000	11,400	(21.1)%
Varsan Brand	6,800	7,100	(4.2)%
Chugai Ichoyaku Brand	1,600	1,600	0.0%
Export			
Neutrogin	4,100	4,800	(14.6)%
Sigmart	2,200	1,700	29.4%
Ulcerlmin	1,100	1,300	(15.4)%

Note: Products marked with an asterisk are from Nippon Roche, K.K.

4. Income Statement Status

(1) Sales by Category

(Millions of Yen)

	First Half of FY2003		First Half of FY2002		Change	
	Amount	%	Amount	%	Amount	%
Prescription	83,175	86.7	81,907	84.4	1,267	1.5
Diagnostics	100	0.1	99	0.1	0	0.8
Medical	-	-	626	0.7	(626)	(100.0)
Sub-total	83,275	86.8	82,633	85.2	642	0.7
Nonprescription	12,609	13.2	14,381	14.8	(1,772)	(12.3)
Other	-	-	6	0.0	(6)	(100.0)
Total	95,884	100.0	97,021	100.0	(1,137)	(1.2)
Export	3,512	3.7	4,256	4.4	(743)	(17.5)
Patent royalties	-	-	629	0.7	(629)	(100.0)

Notes:

1. The Company transferred marketing rights for medical devices to Kobayashi Pharmaceutical Co., Ltd., in January 2002 and withdrew from the medical devices business.
2. Patent royalties were recorded under non-operating income from the first half of fiscal 2003.

For details, please refer to the next page.

(2) Sales of the Mainstay Products

(Millions of Yen)
Figures are rounded off to the nearest 100 million.

Product Name	First Half of FY2003	First Half of FY2002	Change
Prescription			
Epogin	33,500	30,900	8.4%
Alfarol	9,400	10,200	(7.8)%
Sigmart	7,900	7,800	1.3%
Neutrogin	7,200	7,300	(1.4)%
Rythmodan	4,500	4,800	(6.3)%
Suvenyl	3,200	2,900	10.3%
Oxarol	2,700	2,400	12.5%
Ulcerlmin	1,700	1,900	(10.5)%
Amoban	1,700	1,700	0.0%
Preran	1,300	1,300	0.0%
Glyceol	1,100	1,200	(8.3)%
Picibanil	500	600	(16.7)%
Nonprescription			
Valsan Brand	5,400	5,600	(3.6)%
Guronsan Brand	4,900	6,600	(25.8)%
Chugai Ichoyaku Brand	800	800	0.0%
Export			
Neutrogin	1,700	2,100	(19.0)%
Sigmart	900	800	12.5%
Ulcerlmin	700	600	16.7%

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2003	Ratio	First Half of FY2002	Ratio	Change	
					Amount	%
SG&A Expenses	33,961	35.4%	33,339	34.4%	622	1.9%
R&D Expenses	21,770	22.7%	18,873	19.5%	2,897	15.3%
Total	55,732	58.1%	52,213	53.8%	3,519	6.7%

The principle increases within SG&A expenses were expenses for sales promotion activities and retirement benefits expenses. The principle increases within R&D expenses were for commissioned research and collaborative research activities, as well as expenses regarding the establishment of PharmaLogicals Research Pte. Ltd. and the introduction of technologies from Cambridge Antibody Technology (CAT).

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	First Half of FY2003	First Half of FY2002	Change
Interest and Dividends Income [Dividends Received]	265 [198]	396 [257]	(131) [(58)]
Interest Expense [Interest on Corporate Bonds]	96 [60]	420 [382]	(324) [(322)]
Net Difference: Financial Income and Expenses	168	(24)	192

The decrease in interest on corporate bonds is due to the conversion of convertible bonds and redemption of #3 series unsecured convertible bonds and #5 series unsecured convertible bonds.

b. Other Non-Operating Income

Other non-operating income consisted mainly of ¥507 million of revenues from patent royalties, which have had transferred from the net sales account in the first half of fiscal 2003.

(5) Extraordinary Gains

Gain on sales of investment securities: Gain on sales of investment and marketable securities.

Gain on sales of investment in a subsidiary:

Gain on sales of investment in Chugai Diagnostics Science Co. Ltd, Chugai's wholly owned subsidery, due to the transfer of the all shares to Fujirebio Inc., in line with the concentration of the Company's management resources to prescription pharmaceuticals, the core of Chugai's business.

(6) Extraordinary Losses

Expenses related to the merger:

a) Retirement benefit expenses: Accompanying the merger with Nippon Roche, K.K., in October 2002, as a result of the substantial increase in the number of employees eligible for pensions and changes in the content of retirement benefit obligations arising as a consequence of the new pension plan implemented following the merger, the existing pension was effectively terminated and in actuality a new pension plan was introduced. As a result of these circumstances,

unrecognized retirement benefit obligations as of September 30, 2002 and prior service cost under the new pension plan implemented from October 2002, were recognized as liabilities and recorded as an extraordinary loss.

b) Consulting expenses: Expenses related to various support received in connection with the conclusion of the business alliance.

c) IT-related expenses: Expenses for upgrading the information infrastructure for New Chugai.

Amortization of long-term prepaid expenses:

At the time of the merger with Nippon Roche, the content of long-term prepaid expenses was reviewed and the full amount of such expenses was amortized during the period.

Valuation loss of investment securities:

Impairment loss on those investment and marketable securities that declined significantly in market value.

5. Balance Sheets Status

a. Summarized Balance Sheets

(Millions of Yen)

	As of Sept. 30, 2002		As of Mar. 31, 2002		Change	Notes
	Amount	%	Amount	%		
Assets	340,898	100.0%	329,809	100.0%	11,088	
Current Assets	205,261	60.2%	153,800	46.6%	51,461	(1)
Fixed Assets	135,636	39.8%	176,008	53.4%	(40,372)	(2)
Liabilities	126,989	37.3%	137,831	41.8%	(10,842)	
Current Liabilities	84,670	24.9%	84,332	25.6%	337	(3)
Fixed Liabilities	42,319	12.4%	53,498	16.2%	(11,179)	(4)
Shareholders' Equity	213,908	62.7%	191,977	58.2%	21,931	
Common Stock	49,408	14.5%	24,034	7.3%	25,373	(5)
Additional Paid-In Capital	-	-%	35,180	10.7%	(35,180)	
Legal Reserve	-	-%	5,086	1.5%	(5,086)	
Retained Earnings	-	-%	125,272	38.0%	(125,272)	
Capital Surplus	60,512	17.7%	-	-%	60,512	(5)
Retained Earnings	101,593	29.8%	-	-%	101,593	
Net Unrealized Gain on Securities	2,416	0.7%	2,472	0.7%	(55)	(5)
Treasury Stock, at Cost	(23)	(0.0)%	(69)	(0.0)%	46	(5)

(1) Current Assets

a. Cash and Marketable Securities

(Millions of Yen)

As of September 30, 2002	As of March 31, 2002	Change
103,015	55,453	47,562

The principal factor underlying this increase was the payment from Roche Pharmholding B.V. through a third-party allotment of shares.

b. Marketable Securities

(Millions of Yen)

	As of September 30, 2002	As of March 31, 2002	Change
Investment Trusts	7,000	5,093	1,906
Bonds	26,674	24,087	2,586

c. Deferred Tax Assets (Current Assets)

Deferred income tax assets increased ¥3,179 million from the end of the previous period, due to an increase in income tax on transfer gains treated for tax purpose in connection with the spin-off of Gen-Probe Incorporated.

d. Sales Credits, Inventories and Turnover Periods

(Millions of Yen)

	As of September 30, 2002	As of March 31, 2002	Change
Outstanding Balance of Sales of Credits	66,393	63,151	3,242
Sales Credits Turnover Periods (Month)	3.96	3.98	(0.02)
Outstanding Balance of Assets	23,644	24,549	(905)
Inventory Turnover Period (Month)	4.87	5.13	(0.26)

(2) Fixed Assets

a. Principal Capital Investment

(Millions of Yen)

Fujieda Plant

New facilities for the manufacturing of investigational synthetic new agents:

¥1,087 (Total investment: ¥3,750)

(Planned start and completion: November 2001 – January 2003)

Utsunomiya Plant

New facilities and renovation of existing facilities for the manufacture of antibodies:

¥612 (Total investment: ¥8,830)

(Planned start and completion: March 2001 – January 2004)

Ukima Plant

Construction of a wing for biological testing agents: ¥318 (Total investment: ¥2,150)

(Planned start and completion: November 2000 – February 2004)

b. Decline in Investment Securities

The principal factors underlying this decline were the reclassification of ¥10,752 million of bonds due within one year to marketable securities and the redemption of ¥5,986 million of bonds at maturity.

c. Decrease in Shares of Subsidiary (Millions of Yen)

Gen-Probe Incorporated	¥(25,625)	Due to the distribution of Gen-Probe shares to the Company's shareholders on July 31, 2002, through a reduction in capital and capital reserves.
Chugai Diagnostics Science Co., Ltd.	¥(600)	Due to the transfer of all shares of Chugai Diagnostics Science to Fujirebio Inc.
Gotemba Chugai Service Co., Ltd.	¥(30)	Due to the liquidation of Gotemba Chugai Service.

e. Deferred Tax Assets (Fixed Assets)

Deferred tax assets rose ¥6,733 million from the end of the previous fiscal period. This was primarily because of the increase in the reserve for employees' retirement benefits and the amortization of long-term prepaid expenses in excess for tax purpose.

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

	As of September 30, 2002	As of March 31, 2002	Change
Raw Materials/Products	1,479	1,771	(292)
Others	59	63	(4)

b. Accrued Income Taxes

The principal reason for this increase was related to income tax liability on gain on the sales of share in Gen-Probe Incorporated for tax purpose arising from spin-off of Gen-Probe Incorporated.

c. Accrued Liabilities (Within current assets and others)

(Millions of Yen)

	As of September 30, 2002	As of March 31, 2002	Change
Facilities	4,884	4,974	(89)
Others	5,569	5,727	(157)

d. Deposits (Within current assets and others)

Deposits increased ¥10,605 million from the end of the previous period. This was primarily because of deposit for withholding tax arising from dividends for tax purpose in connection with the allotment of Gen-Probe Incorporated shares to the Company's shareholders.

(4) Fixed Liabilities

a. Status of Corporate Bonds (Outstanding balance of convertible bonds, redemption periods, and others)

	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 series Unsecured Convertible Bonds	¥3,482 million [¥25,000 million]	September 2008	¥762.50

Long-term liabilities declined ¥21,421 million from the end of the previous period. This was due to the conversion of convertible bonds into shares. Along with the decline in capital and capital reserves accompanying the allotment of Gen-Probe Incorporated shares and the repayment of cash, the Company made adjustments for changes in the conversion price applicable to conversions in and after August 2002.

(5) Stock Status

a. Common Stock and Additional Paid-in Capital

As a consequence of the conversion of convertible bonds, the cancellation of treasury stock from retained earnings, the reduction in capital with compensation accompanying the spin-off of Gen-Probe Incorporated, and the third-party allotment of new shares to Roche Pharmholding B.V., the number of Company shares changed as follows.

Name	No. of Shares (1,000)	Capital (Millions of Yen)	Capital Reserve (Millions of Yen)
At March 31, 2002	252,068	24,034	35,180
Change due to conversion of convertible bonds	52,957	25,651	25,609
Cancellation of treasury stock from retained earnings	(194)	-	-
Reduction in capital with compensation owing to the spin-off of Gen-Probe	-	(19,059)	(19,059)
Third-party allotment of new shares to Roche Pharmholding B.V.	21,103	18,782	18,782
At September 30, 2002	325,934	49,408	60,512

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding (%)
Roche Pharmholding B.V. (F0-526401)	51,103	15.67
The Chase Manhattan Bank, N.A. London	24,161	7.41
Goldman Sachs International	11,658	3.57
Sumitomo Mitsui Banking Corporation	11,169	3.42
J.P. Morgan Trust Bank Ltd., *tax-free account*	7,875	2.41
Deutsche Securities Ltd, Tokyo Branch	7,862	2.41
Sumitomo Life Insurance Company	6,212	1.90
Morgan Stanley & Company International Limited	5,124	1.57
State Street Bank & Trust Company	5,116	1.56
The Nichido Fire and Marine Insurance Co., Ltd.	5,116	1.56
Total	135,401	41.54

Note: Submitted reports on holders of large volumes of Company stock is as follows.

- Capital Research and Management Company and four affiliated companies
  41,594 thousand shares (16.64% as of September 26, 2002)
- J.P. Morgan Fleming Asset Management (UK) Limited and Three affiliated companies
  24,451 thousand shares (7.50% as of September 30, 2002)
- Deutsche Asset Management Ltd and nine affiliated companies
  19,058 thousand shares (5.89% as of September 30, 2002)
- Goldman Sachs Japan Limited and four affiliated companies
  16,029 thousand shares (5.30% as of September 30, 2002)

Reference: On October 1, 2002, Chugai merged with Nippon Roche K.K., a wholly owned subsidiary of Roche Pharmholding B.V., with Chugai as the continuing company and allocated 196,628,960 of its common shares to Roche Pharmholding B.V. As a result, the total number of shares held by Roche Pharmholding B.V. amounted to 275,802,114 shares (Percentage of total shares outstanding: 50.1%).

As a consequence of this allotment, number of the outstanding shares and common stock as of October 1, 2002 were 550,633,518 shares and ¥68,215 million, respectively.

c. Type of Shareholders

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Finance	24.64 %	38.16 %	35.51 %
Securities	1.31	0.28	1.07
Corporate	2.38	3.41	3.39
Foreign Corporate	58.97	44.89	46.08
Individual and Others	12.70	13.26	13.95
Total	100.00 %	100.00 %	100.00 %

d. Net Unrealised Gain on Securities

¥2,416 million of unrealised gains on marketable securities (after deductions for tax-effect accounting) were directly credited to capital.

e. Treasury Stock, at Cost

On July 31, 2002, 194,950 shares of treasury stock were canceled from retained earnings.

6. Others

a. Retirement Benefits

1. Overview of Retirement Benefits

Chugai has defined benefit plans such as a welfare pension fund plan, tax qualified pension plan and lump-sum payment plan.

2. Retirement Benefit Obligations

	(Millions of Yen)
Retirement benefit obligations	¥(66,776)
Plan assets at fair value	28,441
Unfunded retirement benefit obligations	(38,334)
Unrecognized prior service costs	-
Unrecognized actuarial loss/gain	-
Reserve for employees' retirement benefits	¥(38,334)

3. Retirement Benefit Expenses

	(Millions of Yen)
Service costs	¥1,450
Interest costs	910
Expected return on pension plan assets	(291)
Amortization of prior service costs	(160)
Amortization of actuarial loss/gain	741
Additional retirement benefits	700
Extraordinary Losses (expenses related to the merger)	13,444
Total retirement benefit expenses	¥16,795

4. Assumptions and Policies adopted in the calculation of retirement benefit obligations

Discount rate: 2.5%

Rate of expected returns on plan assets: 2.0%

Regarding the life insurance company's portion of the plan assets, the applicable rate is the rate of return guaranteed at the time of the signing of the contract for the management of the entrusted assets.

Number of years of amortization of past service cost: 10 years

Prior service cost is amortized as incurred by the declining balance method over a period which is shorter than the average remaining years of service of the eligible employees.

Amortization of actuarial gain or loss: 10 years

Actuarial gains or losses are amortized in the year following the year in which the gain or loss is recognized by the declining-balance method over a period, which is shorter than the average period of the remaining years of service of the eligible employees.

File Number: 82-34668

Attachment 3

[TRANSLATION]

Name of listed compan: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo, Osaka, Nagoya and Fukuoka Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Nobuyoshi Ando, General Manager, Finance and Accounting Dept.
Tel: (03) 3281 - 6611

October 21, 2002

A Revision of Financial Outlook for Fiscal Year 2003

Chugai Pharmaceutical co .,Ltd. announced that the company revises the financial outlook for fiscal year 2003 released on May 20.

1 . The revision of non-consolidated financial outlook fiscal year 2003

(1) First half of F.Y.2003

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released May.20.2002)	(A)	97,000	14,500	(18,000)
Revised outlook	(B)	95,800	11,700	(26,400)
Variance	(B-A)	(1,200)	(2,800)	(8,400)
(% Change)	(B-A)/A	(1.2)	(19.3)	(46.7)
First half ended Sept. 30, 2001		97,021	18,189	8,828

(2)F.Y.2003

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released May.20.2002)	(A)	228,500	28,000	(13,500)
Revised outlook	(B)	227,500	24,000	(20,500)
Variance	(B-A)	(1,000)	(4,000)	(7,000)
(% Change)	(B-A)/A	(0.4)	(14.3)	(51.9)
FY 2002 ended Mar. 31, 2002		188,352	28,120	13,787

(3) The reason of this revision

A change of accounting treatment for pension is required by the introduction of a new pension system for the company integration (13,444million yen).

2. The revision of consolidated financial outlook for fiscal year 2002

(1) First half of F.Y.2003

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released May.20.2002)	(A)	99,500	15,000	(18,000)
Revised outlook	(B)	98,300	12,200	(26,400)
Variance	(B-A)	(1,200)	(2,800)	(8,400)
(% Change)	(B-A)/A	(1.2)	(18.7)	(46.7)
First half ended Sept. 30, 2001		108,221	18,846	9,141

(2)F.Y.2003

(Millions of yen , %)

		Net sales	Recurring profit	Net income
Original outlook (Released May.20.2002)	(A)	233,500	29,500	(13,000)
Revised outlook	(B)	232,500	25,500	(20,000)
Variance	(B-A)	(1,000)	(4,000)	(7,000)
(% Change)	(B-A)/A	(0.4)	(13.6)	(53.8)
FY 2002 ended Mar. 31, 2002		211,705	29,554	14,598

(3) The reason of this revision

See the above "the reason for the revision" for non-consolidated outlook.

File Number: 82-34668

Attachment 4

[TRANSLATION]

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya and Fukuoka Stock Exchange)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager, Corporate Communications Dept.
Tel:	03-3273-0881

October 30, 2002
Chugai Pharmaceutical Co., Ltd.

NOTICE OF CHANGE IN PRINCIPAL SHAREHOLDER

There was a change in the principal shareholder of Chugai Pharmaceutical Co., Ltd. (Chugai), as explained in detail below.

1. Background

It has been known by the shareholder register list, as of September 30, 2002.

2. Shareholder information

Name: The Chase Manhattan Bank N.A.London

Location: Woolgate House,Coleman Street London EC2P 2HD, England

3. Number of shareholder voting rights and percentage to issued shares

	Number of shares held (number of shareholder voting rights)	Percentage of shareholder voting rights	Shareholder ranking
Before change (as of July 31, 2002)	28,111 lots	10.26%	1
After change	241,617 lots	7.42%	2

Note 1: Chugai has reduced the number of unit shares from 1,000 to 100, effective August 1, 2002.

Note 2: Roche Pharmholding B.V. owns 511,035 shareholder voting rights as of September 28, 2002.

4. Outlook

None.

Attachment 5

[TRANSLATION]

Chugai Pharmaceutical Co., Ltd.
1-9 Kyobashi 2-chome,
Chuo-ku, Tokyo
Tel.+81-(0) 3-3273-0881

Late Phase II Clinical Trial Results of MRA for Rheumatoid Arthritis Announced at 66th Annual Scientific Meeting of the American College of Rheumatology

Tokyo— October 29, 2002—Chugai Pharmaceutical Co., Ltd. (Chugai) announced the results of a late phase II clinical trial in Japan on MRA—a humanized anti-human IL-6 receptor monoclonal antibody for rheumatoid arthritis—at the 66th Annual Scientific Meeting of the American College of Rheumatology (ACR), held in New Orleans, Louisiana, from October 25 to October 29. The news release outlines the trial results.

Osaka University and Chugai created MRA. Clinical development of MRA for rheumatoid arthritis is ongoing in Japan and Europe.

Late Phase II Trial Design and Results

Objectives: To ascertain MRA's clinical effectiveness and safety for rheumatoid arthritis patients and to assess the agent's optimal dosage

Method: 164 registered patients were entered in the double-blind placebo-controlled trial, in which placebo or 4mg/kg or 8mg/kg doses of the agent were infused intravenously every four weeks for three months without disease-modifying anti-rheumatic drugs. Patients were permitted to take corticosteroids (10mg/day or less) and nonsteroidal anti-inflammatory drugs.

Effectiveness: Clinical effects based on the evaluation standards of the ACR are shown below.

				p value		
	Placebo N=53	4mg/kg N=54	8mg/kg N=55	Placebo vs. 4mg/kg	Placebo vs. 8mg/kg	4mg/kg vs. 8mg/kg
Percent of patients achieving:						
20% ACR response	11.3	57.4	78.2	p<0.001	p<0.001	p=0.020
50% ACR response	1.9	25.9	40.0	p<0.001	p<0.001	p=0.118
70% ACR response	0.0	20.4	16.4	p=0.001	p=0.002	p=0.589

The average rates of reduction of joint pain and joint swelling for the placebo were 7.7% and 2.6%, respectively, compared with pronounced 63.1% and 63.4% reductions in the 8mg/kg group. Furthermore, the 8mg/kg group exhibited improvement in inflammation markers and increased bone formation markers, as well as a reduction in bone absorption markers.

Safety: The frequency of adverse events was within an acceptable range. Serious events in the 8mg/kg group comprised one death from the recurrence of an Epstein-Barr virus infection and an allergic peritonitis for a total of two incidents. There was one secondary infection from burn injuries to the leg in the 4mg/kg group. In the placebo group there was an instance of traumatic subarachnoid hematoma and one instance of a fracture of the femur for a total of two incidents. For fluctuations in laboratory test values, although significant rises in total cholesterol levels and triglyceride levels were observed, the atherogenic index remained largely unchanged.

	Placebo	4mg/kg	8mg/kg
Incidence of adverse events (%):	55.6	59.3	50.9
Incidence including abnormal clinical trial results (%)	72.2	81.5	89.1
Incidence of serious events (%):	3.7	1.9	3.6
Incidence of infection (%)	16.7	22.2	18.2

In the near future, we plan to proceed with development in Europe as well as preparations to enter Phase III clinical trials in Japan.

Reference

Interleukin-6 (IL-6)

IL-6 was identified as an agent that can induce the differentiation of B cells in immune systems from cells producing antibodies. Later research revealed that IL-6 has diverse physiologic activation properties. They include proliferating and differentiating hematopoietic cells and nerve cells, as well as inflammatory reactions. IL-6 also relates to the pathologies of various immune abnormalities and inflammatory diseases, such as rheumatoid arthritis, Castleman's disease, Crohn's disease and multiple myeloma.

MRA (humanized anti-human IL-6 receptor monoclonal antibody)

MRA is a humanized antibody to the human IL-6 receptor, and was created using genome engineering technology. It controls IL-6 molecules by stopping IL-6 from binding with IL-6 receptors. MRA may have applications in the treatment of diseases whose pathologies apparently relate closely to IL-6.

ACR response

The ACR-20 response was developed as one of the measures of improvement in the treatment of rheumatoid arthritis by the American College of Rheumatology, with standards for a 20% response, 50% response and 70% response. An ACR-20 response is defined as a reduction in each patient of at least 20% in criteria (1) and (2) listed below, plus an improvement of at least 20% in at least three of the others.

Disease Activity Measure
(1) Tender joint count
(2) Swollen joint count
(3) Patient's assessment of pain
(4) Patient's global assessment of disease
(5) Physician's global assessment of disease activity
(6) Patient's assessment of physical function
(7) Acute-phase reactant value

Epstein-Barr Virus

The Epstein-Barr virus is a member of the herpes virus family and occurs worldwide. The virus is usually transmitted through saliva. Approximately 70% of children from six months to two to three years of age have been infected with the virus, while almost all adults have been infected with it. Symptoms of infection with the Epstein-Barr virus include fever, sore throat, swollen lymph nodes and an enlarged spleen and liver. Symptoms usually subside within two to four weeks; however, as with other herpes viruses, the infection is latent and lasts a lifetime, periodically recurring with the same symptoms. In rare cases in which the body's immune system is compromised, recurrence will continue for a prolonged period. Such infection is referred to as chronic active Epstein-Barr virus infection and it is not uncommon for it to be fatal.

Atherogenic Index

The atherogenic index measures the degree of arteriosclerosis and is calculated as shown below using total cholesterol and HDL cholesterol levels during clinical testing. As the index is closely related to hardening of the coronary artery, it is valuable in coronary arteriosclerosis.

Atherogenic index = (total cholesterol – HDL cholesterol)/ HDL cholesterol

File Number: 82-34668

Attachment 6

[TRANSLATION]

November 12, 2002

Osamu Nagayama
President & CEO
Chugai Pharmaceutical Co., Ltd.
5-1, Ukima 5-chome, Kita-ku, Tokyo
(Main executive office:
1-9, Kyobashi 2-chome,
Chuo-ku, Tokyo)

To our Shareholders:

NOTICE OF RESOLUTION OF BOARD OF DIRECTORS
REGARDING INTERIM DIVIDEND FOR THE 92ND BUSINESS TERM

This notice is to inform you that at the meeting of the Board of Directors of our company held on November 11, 2002, payment of interim dividend for the 92nd business term (commencing April 1, 2002 and ending March 31, 2003) was resolved as follows:

Pursuant to Article 29 of the Articles of Incorporation of the Company, interim dividends shall be paid to the shareholders or registered pledgees registered or recorded in the shareholders' register, etc. of the Company as of the close of September 30, 2002.

1. Amount of interim dividend ¥8 per share
   Note: With respect to the shares issued to Roche Pharmholding B.V. by way of third party allotment on September 28, 2002, interim dividends shall be paid on a per diem basis (the amount of interim dividends thereon shall be ¥0.13 per share).

2. Effective date of the right to demand payment and the date on which payment begins December 10, 2002 (Tuesday)

* * * * *

We plan to send a notice of payment by postal transfer (for those who have elected payment by bank transfer, "Statement of Interim Dividends" and "Confirmation of Bank Account for Transfer of Dividends") on December 9, 2001 to the registered address of each shareholder.